Exhibit 99.1

Third Quarter Report – 2009 (in United States dollars, tabular amounts in millions, except where noted)

Management’s Discussion and Analysis
of Financial Condition and Results of Operations
For the Three and Nine Months Ended September 30, 2009

This Management’s Discussion and Analysis should be read in conjunction with Goldcorp’s unaudited interim consolidated financial statements for the three and nine months ended September 30, 2009 and related notes thereto which have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). This Management’s Discussion and Analysis contains “forward-looking statements” that are subject to risk factors set out in a cautionary note contained herein. All figures are in United States dollars unless otherwise noted. This Management’s Discussion and Analysis has been prepared as of November 4, 2009.

THIRD QUARTER HIGHLIGHTS

•	Gold production increased by 11% to 621,100 ounces compared with 557,400 ounces in 2008.

•
Total cash costs were $295 per gold ounce, net of by-product copper and silver credits, compared with $346 per ounce in 2008. On a co-product basis, cash costs were $384 per gold ounce, compared with $398 per gold ounce in 2008.(1)(2)

•
Net earnings of $114.2 million ($0.16 per share), compared to net earnings of $297.2 million ($0.42 per share) in 2008. Adjusted net earnings (3) amounted to $140.6 million ($0.19 per share), compared with adjusted net earnings of $64.7 million ($0.09 per share) in 2008.

•	Operating cash flows of $341.9 million, compared to $217.1 million in 2008. Operating cash flows before working capital changes (4) of $321.1 million, compared to $237.3 million in 2008.

•	Dividends paid of $32.9 million, compared to $32.1 million in 2008.

(1)	Excludes the San Martin operation, which commenced reclamation activities in October 2007.

(2)
The Company has included non-GAAP performance measures, total cash costs, by-product and co-product, per gold ounce, throughout this document. The Company reports total cash costs on a sales basis. In the gold mining industry, this is a common performance measure but does not have any standardized meaning, and is a non-GAAP measure. The Company follows the recommendations of the Gold Institute Production Cost Standard. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, the Company and certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. By-product cash costs are computed by deducting by-product copper and silver sales revenues from operating cash costs. Cash costs on a co-product basis are computed by allocating operating cash costs separately to metals using a ratio based on gold revenues as a proportion of total revenues. Refer to page 33 for a reconciliation of total cash costs to reported operating expenses.

(3)
Adjusted net earnings is a non-GAAP measure. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, the Company and certain investors use this information to evaluate the Company’s performance. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Refer to page 34 for a reconciliation of adjusted net earnings to reported net earnings.

(4)
Operating cash flows before working capital changes is a non-GAAP measure which the Company believes provides a better indicator of the Company’s ability to generate cash flows from its mining operations.

GOLDCORP | 1

Third Quarter Report – 2009
(in United States dollars, tabular amounts in millions, except where noted)

OVERVIEW

Goldcorp is a leading gold producer engaged in gold mining and related activities including exploration, extraction, processing and reclamation. The Company’s producing properties are comprised of the Red Lake, Porcupine and Musselwhite gold mines in Canada, the Alumbrera gold/copper mine (37.5% interest) in Argentina, the El Sauzal, Los Filos and San Dimas gold/silver mines in Mexico, the Marlin gold/silver mine in Guatemala, and the Marigold (66.7% interest) and Wharf gold mines in the United States.  Significant development projects include the Peñasquito gold/silver/zinc/lead project in Mexico; the Cochenour, Éléonore and Hollinger gold projects in Canada; the Cerro Blanco gold/silver project in Guatemala and the Pueblo Viejo gold/silver/copper project (40% interest) in the Dominican Republic. Goldcorp also owns a 66% interest in Terrane Metals Corp. (“Terrane”), a publicly traded company engaged in the development of the Mt. Milligan gold/copper project in Canada.

Goldcorp is one of the world’s lowest cost and fastest growing senior gold producers with operations throughout the Americas. Goldcorp’s strategy is to provide its shareholders with superior returns from high quality assets. Goldcorp has a strong and liquid balance sheet. Its gold production is located in safe jurisdictions in the Americas and remains 100% unhedged.

Goldcorp is listed on the New York Stock Exchange (symbol: GG) and the Toronto Stock Exchange (symbol: G). In addition, the Company has share purchase warrants which trade on the New York Stock Exchange and the Toronto Stock Exchange.

Despite a more optimistic outlook on the economy, the US dollar continued to decline during the third quarter of 2009, and gold prices reached record highs. During the third quarter of 2009, the Company realized an average gold price of $968 per ounce, a 4% increase from the second quarter of 2009. Gold ounces sold during the third quarter of 2009 also increased from the second quarter of 2009. Higher than planned production volumes were achieved at Red Lake, Porcupine, Wharf and El Sauzal, primarily attributable to higher grades and increased ore tonnes processed, which were slightly offset by lower than planned production at Musselwhite, Alumbrera and Marlin. Costs of operations were negatively impacted by the strengthening of the Canadian dollar by 6% as compared to the prior quarter and higher consumable costs, offset by lower YMAD net proceeds payments and export retention taxes.

On October 13, 2009, the Company announced that the first lead and zinc concentrates were produced at its new Peñasquito mine in Mexico. Throughout its mine life, Peñasquito will produce both lead and zinc concentrates, with most of the gold and silver production coming from the lead concentrates. Initial concentrates were produced as a by-product of the commissioning process. Ongoing concentrate production is planned during the remaining commissioning phase and concentrate shipment to smelters has commenced. Assays of the initial material indicate that the concentrate grades, recoveries and concentrate quality are within expected ranges.

All components of the first sulphide process line (Line 1) at the Peñasquito operation – from the mine to the crusher, to the grinding mills, flotation cells, concentrate filters and on to the tailings facilities – are now operating and commissioning and initial ramp-up is proceeding as expected. Line 2 construction remains on schedule.

Progress continued with the advancement of the Company’s capital spending plans in the third quarter of 2009. The focus remained on the successful commissioning of Line 1 at Peñasquito, the construction of the Pueblo Viejo project and additional developments including the engineering trade-off study related to Cochenour completed during the third quarter of 2009.  The study indicated that the best alternative to exploiting the Cochenour/Bruce Channel deposit is to enlarge and upgrade the existing Cochenour shaft and construct a 5 kilometer high speed tram on the 5400 Level connecting to the Red Lake mine.  This will enable the Bruce Channel deposit ore to be hauled directly to the Red Lake mine and processed at the existing mill facility.  The Cochenour project combines the existing workings of Goldcorp’s historic Cochenour mine with the contiguous and down-dip Bruce Channel gold discovery, which was acquired by Goldcorp in the Gold Eagle transaction in September 2008. It is an important step in the work underway to optimize the long-term development plans for Goldcorp’s entire Red Lake asset portfolio.  This multi-year focus on optimizing the Red Lake assets will provide an important contribution to the Company’s long term growth profile.

GOLDCORP | 2

Third Quarter Report – 2009
(in United States dollars, tabular amounts in millions, except where noted)

SUMMARIZED FINANCIAL RESULTS (1) (2)
	Three Months Ended
	September 30		June 30		March 31		December 31
	2009	2008	2009	2008	2009	2008	2008	2007

Revenues	$691.9	$552.2	$628.6	$631.7	$624.8	$626.7	$609.0	$679.8

Gold produced (ounces)	621,100	557,400	582,400	553,200	616,500	521,900	691,800	622,600

Gold sold (ounces) (3)	601,500	550,500	564,800	556,200	607,900	517,800	680,200	623,100

Average realized gold price (per ounce)	$968	$865	$927	$897	$912	$932	$797	$797

Average London spot gold price (per ounce)	$960	$872	$922	$896	$908	$925	$795	$786

Earnings from operations	$217.9	$99.4	$155.3	$136.2	$201.8	$219.4	$51.0	$195.6

Net earnings (loss) from continuing operations	$114.2	$297.2	$(231.6)	$(9.2)	$290.9	$229.5	$958.1	$196.6

Net earnings from discontinued operations (1)	$-	$-	$-	$-	$-	$-	$-	$59.9

Net earnings (loss)	$114.2	$297.2	$(231.6)	$(9.2)	$290.9	$229.5	$958.1	$256.5

Earnings (loss) per share from continuing operations Basic	$0.16	$0.42	$(0.32)	$(0.01)	$0.40	$0.32	$1.31	$0.28
Diluted	$0.16	$0.42	$(0.32)	$(0.01)	$0.40	$0.32	$1.31	$0.28

Net earnings (loss) per share Basic	$0.16	$0.42	$(0.32)	$(0.01)	$0.40	$0.32	$1.31	$0.36
Diluted	$0.16	$0.42	$(0.32)	$(0.01)	$0.40	$0.32	$1.31	$0.36

Cash flow from operating activities of continuing operations	$341.9	$217.1	$263.7	$184.7	$298.1	$216.3	$247.9	$229.6

Total cash costs of continuing operations – by-product (per gold ounce) (4)(5)	$295	$346	$310	$308	$288	$238	$323	$208

Total cash costs of continuing operations – co-product (per gold ounce) (4)(6)	$384	$398	$402	$432	$353	$395	$358	$327

Dividends paid	$32.9	$32.1	$32.9	$32.0	$32.9	$31.9	$32.7	$31.9

Cash and cash equivalents	$785.3	$453.9	$866.0	$1,160.8	$260.8	$1,268.9	$262.3	$510.8

Total assets	$20,624.3	$19,017.0	$20,309.5	$18,012.1	$19,328.4	$17,868.4	$19,008.8	$18,952.2

SUMMARIZED FINANCIAL RESULTS INCLUDING DISCONTINUED OPERATIONS (non-GAAP(1))

Revenues	$691.9	$552.2	$628.6	$631.7	$624.8	$626.7	$609.0	$708.9
Gold produced (ounces)	621,100	557,400	582,400	553,200	616,500	521,900	691,800	638,900
Gold sold (ounces)	601,500	550,500	564,800	556,200	607,900	517,800	680,200	638,500
Total cash costs- by-product (per gold ounce) (4)(5)	$295	$346	$310	$308	$288	$238	$323	$195
Total cash costs- co-product (per gold ounce) (4)(6)	$384	$398	$402	$432	$353	$395	$358	$327

GOLDCORP | 3

Third Quarter Report – 2009
(in United States dollars, tabular amounts in millions, except where noted)

(1)
As a result of the sale of Goldcorp’s 50% interest in La Coipa in December 2007, the results of that mine were reclassified as discontinued operations, in accordance with GAAP.  Where noted, certain results above have been presented including La Coipa for informational purposes only.

(2)
Includes 100% of the operating results of Porcupine and Musselwhite after December 21, 2007 and 51% and 68%, respectively, prior to December 21, 2007. Includes the operating results of Silver Wheaton to February 14, 2008, the date of disposition.

(3)	Excludes commissioning sales ounces from Peñasquito as sales revenues are credited against capitalized project costs.

(4)
The San Martin mine ended its mining process in October 2007 and commenced reclamation activities at that time. Total cash costs for 2008 and beyond have been presented excluding San Martin for informational purposes only.

(5)
The calculation of total cash costs per gold ounce is net of by-product sales revenues (by-product copper revenues for Alumbrera; by-product silver revenues for La Coipa and Marlin at market silver prices; and by-product silver revenues for San Dimas at $4.02 per silver ounce ($3.95 per silver ounce prior to November 2008) sold to Silver Wheaton).

(6)
Total cash costs per gold ounce on a  co-product basis is computed by allocating operating cash costs separately to metals using a ratio of gold revenues as a proportion of total revenues for Alumbrera (includes copper revenues); La Coipa and Marlin (includes silver revenues).

GOLDCORP | 4

Third Quarter Report – 2009
(in United States dollars, tabular amounts in millions, except where noted)

Review of Financial Results
Three months ended September 30, 2009 compared to the three months ended September 30, 2008

Net earnings for the third quarter of 2009 were $114.2 million, or $0.16 per share, compared with $297.2 million, or $0.42 per share, in the third quarter of 2008.  Compared to the third quarter of 2008, net earnings for the three months ended September 30, 2009 were impacted significantly by the following factors:

•
Revenues increased by $139.7 million, or 25%, primarily due to a $103 per ounce increase in realized gold prices, a 9% increase in gold sales volumes, and a 46% increase in realized copper prices. This was partially offset by an 8% decrease in copper sales volumes;

•
Operating expenses also increased by $24.3 million, or 9%, compared to the third quarter of 2008, primarily as a result of increases in labour, planned maintenance costs due to timing and consumable costs due to consumption, which were partially offset by the weakening of the Canadian dollar and Mexican Peso.  The Canadian dollar and Mexican Peso weakened by 5% and 28%, respectively against the US dollar which positively impacted the earnings of the Canadian operations by approximately $5.3 million and the earnings of the Mexican operations by approximately $6.0 million when compared to the third quarter of 2008;

•	The increase in sales volume increased depreciation and depletion by 6%;

•
Interest and other income decreased by $9.4 million compared to the third quarter of 2008, primarily due to the interest income earned during the third quarter of 2008 on the significant cash balances held;

•	Interest expense and financing fees include $11.1 million of interest expense on the outstanding convertible debt. Outstanding debt during the third quarter of 2008 related to Terrane;

•
A $17.5 million non-cash foreign exchange loss in the third quarter of 2009 on the translation of future income tax liabilities on mining interests arising from acquisitions, compared to a $240.2 million gain in the third quarter of 2008, primarily due to the increased volatility of the Canadian dollar and Mexican peso in the third quarter of 2008;

•
A $0.4 million loss on non-hedge derivatives in the third quarter of 2009 from foreign currency, heating oil, and copper forward and option contracts, compared to a $15.9 million gain from copper forward purchase contracts in the third quarter of 2008;

•
A $23.5 million loss on securities in the third quarter of 2008 included a $22.7 million other than temporary write-down of an equity investment classified as available-for-sale.  The $5.2 million gain in the current quarter relates to the Company’s investments in warrants; and

•
A lower effective tax rate in the third quarter of 2009, excluding the impact of the foreign exchange gain and loss on the translation of future income tax liabilities, compared to the third quarter  of  2008 due to lower taxable foreign exchange gains denominated in local currency in foreign tax jurisdictions resulting from the decreased volatility in foreign exchange rates.

Adjusted net earnings amounted to $140.6 million (1) for the three months ended September 30, 2009, compared to $64.7 million for the third quarter of 2008.

GOLDCORP | 5

Third Quarter Report – 2009
(in United States dollars, tabular amounts in millions, except where noted)

Three months ended September 30, 2009 compared to the three months ended June 30, 2009

Net earnings for the third quarter of 2009 were $114.2 million, or $0.16 per share, compared with net loss of $231.6 million, or $0.32 per share, in the second quarter of 2009. Compared to the prior quarter, net earnings for the three months ended September 30, 2009 were impacted significantly by the following factors:

•
Revenues increased by $63.3 million, or 10%, due to a 4% and 33% increase in realized gold and copper prices, respectively, and a 6% increase in gold sales volume, offset by a 26% decrease in copper sales volumes;

•
Operating expenses were consistent with the prior quarter as increases related to the impact of the strengthening of the Canadian dollar were offset by lower export retention taxes ($10.7 million compared to $18.8 million) and YMAD net proceeds payment in Alumbrera ($10.7 million compared to $12.3 million). The strengthening of the Canadian dollar by 6% against the US dollar increased operating costs of the Canadian operations by approximately $7.7 million when compared to the second quarter of 2009;

•	Corporate administration expense decreased by $4.3 million primarily due to the timing of expenditures;

•
Interest expense and financing fees for the third quarter of 2009 included $11.1 million of interest expense on the outstanding convertible debt, compared to $18.6 million of issue costs and $3.2 million of interest expensed in the prior quarter relating to the convertible debt issued in June of 2009;

•
A $17.5 million non-cash foreign exchange loss in the third quarter of 2009 on the translation of future income tax liabilities on mining interests arising from acquisitions, primarily due to the strengthening of the Canadian dollar by 8%, offset by the weakening of the Mexican peso by 2%, during the three months ended September 30, 2009. The $305.6 million non-cash foreign exchange loss in the prior quarter on the translation of future income tax liabilities on mining interests arising from acquisitions, resulted from an 8% and 7% strengthening of the Canadian dollar and Mexican peso, respectively, during the three months ended June 30, 2009;

•
A $0.4 million loss on non-hedge derivatives in the third quarter of 2009 from foreign currency, heating oil, and copper  forward and option contracts, compared to an $8.7 million gain in the prior quarter;

•	A $5.2 million gain on securities in the current quarter relating to the Company’s investments in warrants; and

Adjusted net earnings of $140.6 million (1) for the three months ended September 30, 2009 increased by $41.4 million, compared to $99.2 million for the prior quarter, primarily due to higher revenues from increased gold sales volumes and commodity prices.

GOLDCORP | 6

Third Quarter Report – 2009
(in United States dollars, tabular amounts in millions, except where noted)

Nine months ended September 30, 2009 compared to the nine months ended September 30, 2008

Net earnings for the nine months ended September 30, 2009 were $173.5 million, or $0.24 per share, compared with $517.5 million, or $0.73 per share, in the nine months ended September 30, 2008. Compared to the nine months ended September 30, 2008, net earnings for the nine months ended September 30, 2009 were impacted significantly by the following factors:

•
Revenues increased by $134.7 million, or 7%, primarily due to a $39 per ounce increase in realized gold prices, 9% increase in gold and copper sales volumes, partially offset by a 24% decrease in realized copper prices;

•
Operating expenses increased by $9.0 million, or 1%, primarily as a result of increases in labour and consumable costs and higher development costs incurred to maintain current production, offset by the favourable impact of the Canadian dollar and Mexican peso foreign exchange movements and lower YMAD net proceeds payments;

•	The increase in sales volume increased depreciation and depletion by 9%;

•
Exploration expenditures decreased by $21.9 million due to the focus on key development projects. Total exploration expenditures in 2009 are expected to amount to $110.0 million, of which approximately one-third is expected to be expensed;

•
Interest and other income decreased by $33.2 million primarily due to the interest income earned during the nine months ended September 30, 2008 on the significant cash balances held, which arose from the sale of the Peñasquito silver stream in the third quarter of 2007 and the disposition of the Silver Wheaton shares in the first quarter of 2008.  The Company utilized these proceeds to fund its Peñasquito and Pueblo Viejo projects;

•
Interest expense and financing fees included $18.6 million of convertible debt issue costs expensed in 2009 and $18.4 million of interest expense primarily on the outstanding convertible debt. Interest expense of $7.1 million in the nine  months ended September 30, 2008 was incurred on the credit facility draws, primarily in the first quarter of 2008, prior to the disposition of the Silver Wheaton shares;

•
A $201.7 million non-cash foreign exchange loss in the nine months ended September 30, 2009 on the translation of future income tax liabilities on mining interests arising from acquisitions, primarily due to the 12% and 3% strengthening of the Canadian dollar and Mexican peso, respectively, during the nine months ended September 30, 2009. The $85.2 million non-cash foreign exchange gain in the nine months ended September 30, 2008 on the translation of future income tax liabilities on mining interests arising from acquisitions, resulted from a 7% and 0.5% weakening of the Canadian dollar and Mexican peso, respectively, during the nine months ended September 30, 2008;

•
A $9.3 million gain on non-hedge derivatives in the nine months ended September 30, 2009 from foreign currency, heating oil, and copper forward and option contracts, compared to a $16.4 million loss from copper forward purchase contracts in the nine months ended September 30, 2008; and

•
A lower effective tax rate for the nine months ended September 30, 2009 primarily due to the tax impacts of the additional tax benefits recognized from the harmonization of Ontario corporate income tax with the Federal tax system and the final settlement of certain tax audit issues in 2009 and the future income taxes payable on the disposition of the Silver Wheaton shares of $155.9 million for the nine months ended September 30, 2008.

Adjusted net earnings amounted to $405.5 million (1) for the nine months ended September 30, 2009, compared to $312.6 million for the same period last year. Higher adjusted net earnings were primarily the result of higher revenues as noted above, offset by significant decreases in copper prices, increased interest expense and lower interest income earned.

GOLDCORP | 7

Third Quarter Report – 2009
(in United States dollars, tabular amounts in millions, except where noted)

(1)
Adjusted net earnings is a non-GAAP measure. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, the Company and certain investors use this information to evaluate the Company’s performance. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Refer to page 34 for a reconciliation of adjusted net earnings to reported net earnings.

GOLDCORP | 8

Third Quarter Report – 2009
(in United States dollars, tabular amounts in millions, except where noted)

RESULTS OF OPERATIONS

Three months ended September 30
		Revenues	Gold produced (ounces)	Gold sold (ounces)	Average realized gold price (per ounce)	Earnings (loss) from Operations	Total cash costs (per gold ounce) (1)
Red Lake	2009	$174.1	178,800	179,500	$969	$96.5	$255
	2008	139.3	160,100	159,000	875	60.4	297
Porcupine	2009	87.1	90,600	90,800	959	28.1	406
	2008	59.8	69,000	69,000	865	1.3	583
Musselwhite	2009	46.4	49,800	48,400	958	1.0	737
	2008	45.0	52,300	52,600	857	5.3	597
San Dimas (1)	2009	30.6	27,500	27,400	969	13.6	313
	2008	18.9	19,000	19,100	868	4.8	436
Los Filos	2009	59.5	60,200	60,100	974	22.0	455
	2008	42.1	47,400	47,600	869	12.7	391
El Sauzal	2009	44.6	45,500	46,000	964	13.4	220
	2008	63.7	76,200	73,500	861	24.1	147
Peñasquito (2)	2009	-	23,200	-	-	-	-
	2008	-	8,800	-	-	-	-
Marlin (1)	2009	83.9	68,800	69,000	965	33.2	185
	2008	51.7	51,000	51,000	833	13.4	304
Alumbrera (1)	2009	119.6	29,500	33,600	1,006	37.5	(823)
	2008	95.3	34,400	38,100	871	12.5	(112)
Marigold	2009	28.0	29,900	29,000	964	7.4	542
	2008	19.2	21,800	21,900	879	-	693
Wharf	2009	17.9	17,300	17,700	955	3.3	665
	2008	13.8	15,900	14,600	859	5.6	408
Terrane	2009	-	-	-	-	(1.0)	-
	2008	-	-	-	-	(1.5)	-
Other (3)	2009	0.2	-	-	-	(37.1)	-
	2008	3.4	1,500	4,100	-	(39.2)	-
Total	2009	$691.9	621,100	601,500	$968	$217.9	$295
	2008	552.2	557,400	550,500	865	99.4	346

(1)
The calculation of total cash costs per gold ounce is net of by-product sales revenues (by-product copper revenue for Alumbrera; by-product silver revenues for Marlin at market silver prices and by-product silver revenues for San Dimas at $4.02 per silver ounce ($3.95 per silver ounce prior to November 2008) sold to Silver Wheaton). Cash costs have been presented excluding San Martin for information purposes only.

(2)	Represents commissioning production ounces from Peñasquito. Sales and related sales ounces revenues are excluded as sales revenues are credited against capitalized project costs.

(3)	Includes costs of silver sales in San Dimas, corporate activities and San Martin which commenced reclamation activities in October 2007.

GOLDCORP | 9

Third Quarter Report – 2009
(in United States dollars, tabular amounts in millions, except where noted)

Nine months ended September 30
		Revenues	Gold produced (ounces)	Gold sold (ounces)	Average realized gold price (per ounce)	Earnings (loss) from Operations	Total cash costs (per gold ounce) (1)
Red Lake	2009	$443.3	466,400	472,200	$937	$229.5	$278
	2008	385.8	438,200	429,900	896	160.2	332
Porcupine	2009	231.1	246,600	247,000	935	68.7	429
	2008	188.6	206,300	209,600	898	8.0	623
Musselwhite	2009	164.1	176,300	175,700	933	34.9	579
	2008	129.3	141,200	145,000	891	10.0	657
San Dimas (1)	2009	90.7	82,300	82,500	937	44.2	293
	2008	67.8	62,600	65,000	900	16.9	461
Los Filos	2009	170.2	179,200	179,200	937	47.3	477
	2008	142.2	154,200	156,400	900	49.0	384
El Sauzal	2009	160.7	169,500	172,300	929	57.1	167
	2008	179.4	200,400	199,200	895	73.7	151
Peñasquito (2)	2009	-	59,900	-	-	-	-
	2008	-	8,800	-	-	-	-
Marlin (1)	2009	225.4	196,300	198,700	934	85.6	216
	2008	195.0	172,600	174,800	894	80.8	167
Alumbrera (1)	2009	343.0	123,600	125,100	949	100.5	(562)
	2008	385.4	126,400	122,300	909	133.3	(827)
Marigold	2009	64.0	66,000	68,100	940	8.5	648
	2008	62.2	69,000	68,900	902	7.2	637
Wharf	2009	50.1	51,300	50,800	931	9.1	642
	2008	41.1	42,500	43,300	890	14.9	468
Terrane	2009	-	-	-	-	(3.1)	-
	2008	-	-	-	-	(4.4)	-
Other (3)	2009	2.7	2,600	2,600	911	(107.3)	-
	2008	33.8	10,300	10,100	-	(94.6)	-
Total	2009	$1,945.3	1,820,000	1,774,200	$936	$575.0	$297
	2008	1,810.6	1,630,900	1,624,500	897	455.0	298

(1)
The calculation of total cash costs per gold ounce is net of by-product sales revenues (by-product copper revenue for Alumbrera; by-product silver revenues for Marlin at market silver prices and by-product silver revenues for San Dimas at $4.02 per silver ounce ($3.95 per silver ounce prior to November 2008) sold to Silver Wheaton). Cash costs have been presented excluding San Martin for information purposes only.

(2)	Represents commissioning production ounces from Peñasquito. Sales ounces and related sales revenues are excluded as sales revenues are credited against capitalized project costs.

(3)
Includes costs of silver sales in San Dimas, corporate activities, the operating results of Silver Wheaton to February 14, 2008, the date of disposition, and San Martin which commenced reclamation activities in October 2007.

GOLDCORP | 10

Third Quarter Report – 2009
(in United States dollars, tabular amounts in millions, except where noted)

OPERATIONAL REVIEW

Red Lake gold mines, Canada
	Three Months Ended
Operating Data	September 30 2009	June 30 2009	March 31 2009	December 31 2008	September 30 2008

Tonnes of ore milled	194,400	200,100	189,500	211,100	198,800
Average mill head grade (grams/tonne)	30	21	27	29	26
Average recovery rate	97%	96%	96%	96%	96%
Gold (ounces)
– Produced	178,800	125,700	161,900	191,000	160,100
– Sold	179,500	128,500	164,200	188,400	159,000
Average realized gold price (per ounce)	$969	$927	$911	$795	$875
Total cash costs (per ounce)	$255	$326	$265	$232	$297
Financial Data

Revenues	$174.1	$119.3	$149.9	$150.0	$139.3
Depreciation and depletion	$28.1	$22.6	$21.5	$28.8	$26.5
Earnings from operations	$96.5	$52.2	$80.8	$71.3	$60.4
Expenditures on mining interests	$28.9	$24.2	$21.9	$23.9	$22.9

Gold production for the third quarter of 2009 was 12%, or 18,700 ounces, more than in the third quarter of 2008 mainly due to 15% higher grades from both the high grade zone at depth and Campbell complex, partially offset by 2% lower tonnage as planned in the current mining sequence.

Cash costs for the third quarter of 2009 were 14%, or $42 per ounce, lower than in the third quarter of 2008 due to higher gold production ($34 per ounce, or 81%) and a weaker Canadian dollar ($22 per ounce, or 52%), offset by higher operating costs ($14 per ounce, or 33%). The increase in operating costs was attributable to higher labour costs ($2.6 million) and long-hole drilling costs associated with the destressing work ($1.5 million), offset by lower contractor costs ($2.7 million).

Gold production for the third quarter of 2009 was 42%, or 53,100 ounces, more than in the second quarter of 2009. In comparison to the prior quarter, Red Lake produced 43% higher grades and 3% lower mill throughput. The higher grades were due to higher grades from the high grade zone at depth (43 and 44 Levels) and the Campbell complex and reduced mining dilution.

Cash costs for the third quarter of 2009 were 22%, or $71 per ounce, lower than in the prior quarter due to higher gold production ($93 per ounce, or 131%), offset by a stronger Canadian dollar ($9 per ounce, or 13%) and higher operating costs ($13 per ounce, or 18%).  The increase in operating costs was mainly attributable to higher costs for drilling ($0.7 million), ground support ($0.6 million), power ($0.4 million), contractors ($0.3 million) and other consumables ($0.7 million) due to timing of expenditures, offset by lower propane costs ($0.4 million).

Exploration drilling during the third quarter of 2009 was focused on the 4199 exploration drift to extend the definition of the high grade zone to depth and in the Far East zone on 16 Level at the Red Lake complex and the R zone (“Party-Wall”) on 36 Level at the Campbell complex.

The Cochenour mine is dewatered to the 900’ level and dewatering is anticipated to be completed during the first quarter of 2010. The engineering trade-off study was completed during the third quarter of 2009.  The study indicated that the best alternative to exploiting the Cochenour/Bruce Channel deposit is to enlarge and upgrade the existing Cochenour shaft and construct a 5 kilometer high speed tram on the 5400 Level connecting to the Red Lake mine.  This will enable the Bruce Channel deposit ore to be hauled directly to the

GOLDCORP | 11

Third Quarter Report – 2009
(in United States dollars, tabular amounts in millions, except where noted)

Red Lake mine and processed at the existing mill facility.  Preparatory work for the haulage drift project has commenced. During the third quarter of 2009, $3.7 million was incurred on dewatering and scoping studies, which is included in the Red Lake expenditures on mining interests noted above. The Cochenour project combines the existing workings of Goldcorp’s historic Cochenour mine with the contiguous and down-dip Bruce Channel gold discovery.

GOLDCORP | 12

Third Quarter Report – 2009
(in United States dollars, tabular amounts in millions, except where noted)

Porcupine mine, Canada
	Three Months Ended
Operating Data	September 30 2009	June 30 2009	March 31 2009	December 31 2008	September 30 2008

Tonnes of ore milled	1,013,900	1,007,700	998,700	1,006,000	921,700
Average mill head grade (grams/tonne)	2.90	2.68	2.82	2.81	2.64
Average recovery rate (%)	93%	90%	90%	90%	93%
Gold (ounces)
– Produced	90,600	77,700	78,300	84,700	69,000
– Sold	90,800	77,600	78,600	84,400	69,000
Average realized gold price (per ounce)	$959	$932	$909	$795	$865
Total cash costs (per ounce)	$406	$436	$450	$500	$583
Financial Data

Revenues	$87.1	$72.5	$71.5	$67.0	$59.8
Depreciation and depletion	$19.0	$16.0	$15.7	$18.1	$15.6
Earnings (loss) from operations (1)	$28.1	$21.0	$19.6	$(42.2)	$1.3
Expenditures on mining interests	$10.1	$8.9	$4.4	$10.5	$13.0

(1)
During the fourth quarter of 2008, the Company recognized a $30.9 million after tax ($47.1 million before tax) write-down of its mining interests at the Pamour open pit as a result of a reduction of 1.4 million in its proven and probable ounces of gold reserves.

Gold production for the third quarter of 2009 was 31%, or 21,600 ounces, more than in the third quarter of 2008 due to 10% higher mill throughput, 10% higher grades and an 11% decrease in mill circuit inventory. Previous improvements to sand fill removal from ore in the Dome underground continued to produce operational benefits. Additional bulk stopes also resulted in 29% higher grades and 113% higher tonnage in comparison to the third quarter of 2008. The Hoyle Pond underground operation experienced 15% higher grades due to development on the new VAZ zone and 12% higher tonnage due to increased haulage efficiencies. The Pamour Pit operation experienced 57% lower tonnes and 3% lower grade due to open pit mining ceasing in July of 2009.  Medium and low grade stockpiles replaced the Pamour feeds at 14% lower grade.

Cash costs for the third quarter of 2009 were 30%, or $177 per ounce, lower than in the third quarter of 2008 due to higher gold production ($140 per ounce, or 79%) and a weaker Canadian dollar ($37 per ounce, or 21%). Total operating costs were similar with a decrease in costs for the Pamour open pit as mining ceased, offset by increased employee costs ($0.5 million) and higher power costs on the increased tonnage ($0.8 million).

Gold production for third quarter of 2009 was 17%, or 12,900 ounces, more than in the second quarter of 2009 mainly due to 8% higher grades. In comparison to the prior quarter, the Hoyle Pond underground operation experienced 32% higher grades due to development on the VAZ zone and 12% higher tonnage due to increased haulage efficiencies. The Dome underground operation experienced 22% lower grades and 10% higher tonnage due to an additional bulk stope. The Pamour open pit operation experienced 3% higher grades and 56% lower tonnage as the operation ceased mining in July. Medium and low grade stockpiles provided 57% of the feed at 8% lower grade.

Cash costs for the third quarter of 2009 were 7%, or $30 per ounce, lower than in the prior quarter due to higher gold production ($64 per ounce, or 213%), offset by higher operating costs ($20 per ounce, or 67%) and a stronger Canadian dollar ($14 per ounce, or 46%). The increase in operating costs was attributable to maintenance parts ($0.9 million), contractor costs ($0.4 million) and electric power ($0.3 million), offset by lower costs for diesel fuel ($0.6 million) and explosives ($0.5 million).

GOLDCORP | 13

Third Quarter Report – 2009
(in United States dollars, tabular amounts in millions, except where noted)

Exploration during the third quarter of 2009 continued to focus on the Hoyle Pond with drilling in areas directly below the current mining horizon and further down dip to test the extent of the ore body at depth.

GOLDCORP | 14

Third Quarter Report – 2009
(in United States dollars, tabular amounts in millions, except where noted)

Musselwhite mine, Canada
	Three Months Ended
Operating Data	September 30 2009	June 30 2009	March 31 2009	December 31 2008	September 30 2008

Tonnes of ore milled	291,800	340,900	319,800	325,700	316,600
Average mill head grade (grams/tonne)	5.51	6.94	5.72	6.65	5.60
Average recovery rate (%)	95%	95%	95%	95%	96%
Gold (ounces)
– Produced	49,800	71,900	54,600	69,300	52,300
– Sold	48,400	72,100	55,200	69,000	52,600
Average realized gold price (per ounce)	$958	$927	$920	$802	$857
Total cash costs (per ounce)	$737	$508	$532	$512	$597
Financial Data

Revenues	$46.4	$66.9	$50.8	$55.3	$45.0
Depreciation and depletion	$8.0	$7.5	$6.6	$7.2	$6.6
Earnings from operations	$1.0	$21.2	$12.7	$11.2	$5.3
Expenditures on mining interests	$23.1	$16.4	$15.5	$5.3	$6.7

Gold production for the third quarter of 2009 was 5%, or 2,500 ounces, less than in the third quarter of 2008 due to 8% lower mill throughput, 2% lower grades and 1% lower recoveries. In comparison to the third quarter of 2008, ore production was lower primarily due to an 11-day planned shutdown for plant and electrical maintenance that occurred in July 2009 and stope availability. Mining will continue in the PQ Deeps and the T-Antiform during the remainder of 2009.

Cash costs for the third quarter of 2009 were 23%, or $140 per ounce, higher than in the third quarter of 2008 due to higher operating costs ($159 per ounce, or 114%) and  lower  gold production ($51  per ounce, or 36%), offset by a weaker Canadian dollar ($70 per ounce, or 50%). The increase in operating costs was primarily due to higher development costs incurred to maintain production from the PG stopes ($1.8 million), drilling costs to increase stope flexibility ($0.5 million), planned maintenance on the surface crusher, conveyor, leach and grinding circuits ($2.9 million) and camp and site travel volume and costs ($0.6 million).

Gold production for the third quarter of 2009 was 31%, or 22,100 ounces, lower than in the second quarter of 2009. In comparison to the prior quarter, Musselwhite experienced 21% lower grades and 14% lower mill throughput. The lower grades were due to mining lower grade areas of the T-Antiform as noted above and as compared to the prior quarter, when mining was focused on higher grade areas of the T-Antiform and PG zones. The decrease in mill throughput was primarily due to the planned shutdown for maintenance in July 2009.

Cash costs for the third quarter of 2009 were 45%, or $229 per ounce, higher than in the prior quarter mainly due to lower gold production ($250 per ounce, or 109%) and a stronger Canadian dollar ($11 per ounce, or 5%), offset by lower operating costs ($32 per ounce, or 14%). The decrease in operating costs was primarily due to lower development costs incurred to maintain production.

Exploration during the third quarter of 2009 successfully extended the northern boundaries of the PQ Deeps C- and D-blocks, while defining the northern extent of the A-block. Delineation drilling also extended the southern extent of the D-block and the Moose Zone, while drilling to the north further defined the mineralisation of the S1 and S2 limbs of the T-Antiform and the Moose Zone.

GOLDCORP | 15

Third Quarter Report – 2009
(in United States dollars, tabular amounts in millions, except where noted)

San Dimas mine, Mexico
	Three Months Ended
Operating Data	September 30 2009	June 30 2009	March 31 2009	December 31 2008	September 30 2008
Tonnes of ore milled	170,800	172,000	164,100	172,800	161,300
Average mill head grade (grams/tonne)
– Gold	5.13	5.04	5.40	4.45	3.78
– Silver	237	241	266	243	234
Average recovery rate (%)
– Gold	98%	97%	97%	98%	97%
– Silver	95%	95%	94%	94%	93%
Produced (ounces)
– Gold	27,500	27,100	27,600	24,100	19,000
– Silver	1,231,800	1,263,900	1,323,000	1,275,200	1,132,600
Sold (ounces)
– Gold	27,400	27,100	28,000	23,800	19,100
– Silver	1,234,200	1,253,600	1,352,300	1,363,600	1,028,500
Average realized price (per ounce)
– Gold	$969	$929	$913	$786	$868
– Silver (1)	$4.02	$4.02	$4.02	$4.00	$3.95
Total cash costs per gold ounce (1)	$313	$309	$257	$252	$436
Financial Data
Revenues	$30.6	$29.6	$30.5	$24.8	$18.9
Depreciation and depletion	$0.1	$0.1	$2.6	$0.9	$1.6
Earnings from operations	$13.6	$15.3	$15.3	$13.1	$4.8
Expenditures on mining interests	$5.3	$5.4	$3.5	$7.0	$7.9

(1)	Silver was sold to Silver Wheaton at a price of $4.02 per ounce ($3.95 prior to November 2008). The calculation of total cash costs per gold ounce is net of by-product silver sales revenue.

Gold and silver production for the third quarter of 2009 was 45%, or 8,500 ounces, and 9%, or 99,200 ounces, more than in the third quarter of 2008, respectively, mainly due to higher grades in the Roberta, Robertita and Marina veins in the Central Block area. In comparison to the third quarter of 2008, San Dimas experienced 36% and 1% higher grades for gold and silver, respectively, as well as 6% higher tonnage. The increase in tonnage was due to more stopes in production.

Cash costs for the third quarter of 2009 were 28%, or $123 per ounce, lower than in the third quarter of 2008 due to higher gold production ($132 per ounce, or 107%) and a weaker Mexican peso ($69 per ounce, or 56%), offset by higher operating costs ($78 per ounce, or 63%). The increase in operating costs was attributable to employee costs ($2.4 million) and maintenance parts due to increased tonnage ($0.2 million), partially offset by lower usage of contractors ($0.3 million) and lower energy and fuel costs ($0.1 million) as a result of operating the Las Truchas hydro-electric plant.

Gold production for the third quarter of 2009 was almost identical to that of the second quarter of 2009. Silver production for the third quarter of 2009 was 3%, or 32,100 ounces, less than in the second quarter of 2009 due to 2% lower silver grades with lower silver to gold ratio in the Central Block area and depletion at the Santa Lucia vein.

Cash costs for the third quarter of 2009 were 1%, or $4 per ounce, higher than in the second quarter of 2009 due to higher operating costs ($6 per ounce, or 150%) and a stronger Mexican peso ($1 per ounce, or 25%,) offset by higher gold production ($3 per ounce, or 75%). The increase in operating costs was attributable to employee costs ($0.8 million) and higher consumption of tires due to increased tonnage ($0.1 million). Partially offsetting these increases were lower usage of contractors ($0.3 million), lower consumption

GOLDCORP | 16

Third Quarter Report – 2009
(in United States dollars, tabular amounts in millions, except where noted)

of cyanide and usage of grinding media due to mineral hardness ($0.3 million) and lower energy and fuel costs as a result of operating the Las Truchas hydro-electric plant at 100% of its capacity during the third quarter of 2009 ($0.3 million).

Three relevant intersections were achieved at the Sinaloa Graben Block during the third quarter of 2009. The objective of exploration drilling at the Sinaloa Graben is to intersect the western extension of the Central Block.

The San Francisco ore pass was completed during the third quarter of 2009 and is now in use and providing operating efficiencies in ore haulage.

GOLDCORP | 17

Third Quarter Report – 2009
(in United States dollars, tabular amounts in millions, except where noted)

Los Filos mine, Mexico

	Three Months Ended
Operating Data	September 30 2009	June 30 2009	March 31 2009	December 31 2008	September 30 2008
Tonnes of ore mined	6,040,000	5,886,000	6,395,000	6,110,000	5,361,300
Tonnes of waste removed	7,062,100	6,788,100	7,620,400	6,606,700	5,694,900
Ratio of waste to ore	1.2	1.2	1.2	1.1	1.1
Tonnes of ore processed	6,135,200	6,013,400	6,436,700	6,113,800	5,429,300
Average grade processed (grams/tonne)	0.63	0.61	0.54	0.56	0.61
Average recovery rate (2)	45%	44%	43%	39%	37%
Gold (ounces)
– Produced	60,200	58,500	60,600	59,400	47,400
– Sold	60,100	58,400	60,700	58,700	47,600
Average realized gold price (per ounce)	$974	$924	$911	$794	$869
Total cash costs (per ounce) (1)	$455	$510	$467	$469	$391
Financial Data
Revenues	$59.5	$54.9	$55.8	$47.0	$42.1
Depreciation and depletion	$9.9	$11.1	$11.2	$11.2	$10.0
Earnings from operations	$22.0	$9.4	$15.9	$9.3	$12.7
Expenditures for mining interests	$12.8	$18.8	$21.4	$14.3	$12.9

(1)
Cash costs per ounce for the Los Filos open pit were $436 for the third quarter of 2009, compared to $471 for the second quarter of 2009 and $357 for the third quarter of 2008. Total cash costs reported have been combined with the underground operation.

(2)	Recovery is reported on a cumulative basis to reflect the cumulative recovery of ore on the leach pad, and does not reflect the true recovery expected over time.

Los Filos gold production, which includes the open pit and underground operations, for the third quarter of 2009 was 27%, or 12,800 ounces, more than in the third quarter of 2008. In comparison to the third quarter of 2008, Los Filos experienced 3% higher grades and 13% higher tonnage. The increase in tonnage was made possible by the increase in heap leach pad space with the third stage of the heap leach pad now operating, when compared to the third quarter of 2008, when ground movement temporarily restricted the ore placing sequence.

Cash costs for the third quarter of 2009 were 16%, or $64 per ounce, higher than in the third quarter of 2008 due to higher operating costs ($197 per ounce, or 307%), offset by higher gold production ($81 per ounce, or 127%) and a weaker Mexican peso ($52 per ounce, or 81%). The increase in operating costs was attributable to higher maintenance ($2.5 million), increased reagents consumption ($1.6 million) and land rental rate increases ($0.7 million).

Total Los Filos gold production for the third quarter of 2009 was 3%, or 1,700 ounces, more than in the second quarter of 2009 mainly due to increased ore placement rates and expedited irrigation procedures. In comparison to the prior quarter, Los Filos experienced 3% higher grades and 2% higher tonnage. The increase in tonnage was due to improvements in mine sequencing at the Los Filos and El Bermejal pits and shorter haulage cycle times.

Cash costs for the third quarter of 2009 were 11%, or $55 per ounce, lower than in the second quarter of 2009 due to lower operating costs ($41 per ounce, or 75%) and higher gold production ($14 per ounce, or 25%). The decrease in operating costs was mainly attributable to a decrease in community related expenses as social infrastructure commitments are being completed ($1.0 million) and lower cyanide prices ($0.5 million).

GOLDCORP | 18

Third Quarter Report – 2009
(in United States dollars, tabular amounts in millions, except where noted)

Exploration drilling at 4P adjacent to the Los Filos pit continued during the third quarter of 2009, and is progressing with good results. The objective of the drilling program at 4P is to develop an open pit mine to be included in the Los Filos operations.

Construction of the buttress at the heap leach pad will provide stability and continued as planned. It is expected to be completed during the fourth quarter of 2009. Construction of the conveying system for the crushing and agglomeration plant is also progressing well and is expected to be commissioned during the first quarter of 2010.

The Los Filos underground mine produced 3,900 gold ounces during the third quarter of 2009, compared to 5,700 gold ounces in the prior quarter. As previously reported and consistent with the plan to integrate underground operations to existing infrastructure in the Los Filos open pit, the milling facility that processed the underground ore was closed at the end of August of 2009.  A $2.9 million accrual for severance and related shut-down costs has been reflected in the third quarter results.  Ore from the underground mine is being stockpiled and will be processed through the crushing and agglomeration plant in early 2010 and placed onto the heap leach pad.

GOLDCORP | 19

Third Quarter Report – 2009
(in United States dollars, tabular amounts in millions, except where noted)

El Sauzal mine, Mexico
	Three Months Ended
Operating Data	September 30 2009	June 30 2009	March 31 2009	December 31 2008	September 30 2008
Tonnes of ore mined	586,400	630,700	670,500	643,600	630,200
Tonnes of waste removed	1,110,100	925,700	817,900	978,600	990,800
Ratio of waste to ore	1.9	1.5	1.2	1.5	1.6
Tonnes of ore milled	530,600	544,000	524,600	556,800	524,400
Average mill head grade (grams/tonne)	2.86	3.22	4.47	4.35	4.75
Average recovery rate	93%	94%	94%	95%	95%
Gold (ounces)
– Produced	45,500	53,100	70,900	73,800	76,200
– Sold	46,000	53,500	72,800	74,900	73,500
Average realized gold price (per ounce)	$964	$915	$913	$798	$861
Total cash costs (per ounce)	$220	$185	$120	$144	$147
Financial Data
Revenues	$44.6	$49.0	$67.1	$59.9	$63.7
Depreciation and depletion	$20.3	$26.7	$26.1	$26.2	$28.3
Earnings from operations	$13.4	$12.1	$31.6	$22.4	$24.1
Expenditures on mining interests	$1.0	$3.0	$1.3	$0.5	$2.2

El Sauzal is approaching the latter years of its mine life and the resulting decline in production is occurring as anticipated.

Gold production for third quarter 2009 was 40%, or 30,700 ounces, less than in the third quarter of 2008 mainly due to lower grades as expected. In comparison to the third quarter of 2008, El Sauzal experienced 40% lower grades, offset slightly by 1% higher mill throughput. The stripping ratio increased as waste in stage 3 was removed to expose ore lower in the pit.

Cash costs for the third quarter of 2009 were 50%, or $73 per ounce, higher than in the third quarter of 2008 due to lower gold production ($88 per ounce, or 120%) and higher operating costs ($29 per ounce, or 40%), offset by a weaker Mexican peso ($44 per ounce, or 60%). The increase in operating costs was mainly attributable to employee costs ($0.7 million) and maintenance expenses ($0.5 million), partially offset by lower power costs ($0.5 million) and lower explosives consumption ($0.2 million).

Gold production for third quarter 2009 was 14%, or 7,600 ounces, less than in the second quarter of 2009 mainly due to 11% lower grades and 2% lower tonnage due to equipment availability.

Cash costs for the third quarter of 2009 were 19%, or $35 per ounce, higher than in the prior quarter due to lower gold production ($31 per ounce, or 89%) and higher operating costs ($4 per ounce, or 11%). The increase in operating costs was mainly attributable to maintenance expenses.

GOLDCORP | 20

Third Quarter Report – 2009
(in United States dollars, tabular amounts in millions, except where noted)

Marlin mine, Guatemala

	Three Months Ended
Operating Data	September 30 2009	June 30 2009	March 31 2009	December 31 2008	September 30 2008
Tonnes of ore milled	536,300	540,800	531,500	531,400	387,700
Average mill head grade (grams/tonne)
– Gold	4.29	4.04	3.87	4.56	4.86
– Silver	92	81	77	87	98
Average recovery rate (%)
– Gold	93%	91%	93%	90%	91%
– Silver	70%	64%	62%	64%	61%
Produced (ounces)
– Gold	68,800	63,000	64,500	68,800	51,000
– Silver	1,083,200	884,900	857,200	932,600	699,600
Sold (ounces)
– Gold	69,000	62,000	67,700	66,500	51,000
– Silver	1,152,700	799,800	904,300	901,300	693,500
Average realized price (per ounce)
– Gold	$965	$927	$907	$807	$833
– Silver	$14.96	$13.76	$12.80	$10.43	$13.12
Total cash costs (per ounce) (1)	$185	$250	$217	$251	$304
Financial Data
Revenues	$83.9	$68.5	$73.0	$63.1	$51.7
Depreciation and depletion	$20.8	$18.3	$17.8	$17.3	$13.5
Earnings from operations	$33.2	$23.5	$28.9	$19.2	$13.4
Expenditures on mining interests	$8.0	$13.4	$7.4	$13.8	$9.8

(1)
The calculation of total cash costs per ounce of gold is net of by-product silver sales revenue. If the silver sales were treated as a co-product, total cash costs at Marlin for the three months ended September 30, 2009, would be $347 per ounce of gold and $5.27 per ounce of silver (three months ended September 30, 2008 – $400 and $6.08, respectively).

Gold and silver production for the third quarter of 2009 was 35%, or 17,800 ounces, and 55%, or 383,600 ounces, more than in the third quarter of 2008. In comparison to the third quarter of 2008, Marlin experienced 38% higher mill throughput, 2% and 15% higher gold and silver recoveries, respectively, offset slightly by 12% and 6% lower gold and silver grades, respectively. The increase in tonnage was due to increased production in the third quarter of 2009 resulting from a interruption of power  in the prior year.

Underground ore tonnage mined for the third quarter of 2009 increased by 29% as compared to the third quarter of 2008. The increase in mining rates was due to a higher percentage of production using long-hole stope mining and the availability of more working faces as a result of increased development. Open pit ore tonnage mined for the third quarter of 2009 increased by 4% while gold and silver grades decreased by 9% and 14%, respectively, as compared to the third quarter of 2008 and as planned.

Cash costs for the third quarter of 2009 were 39%, or $119 per ounce, lower than in the third quarter of 2008 due to higher silver by-product sales credits ($71 per ounce, or 60%) and higher gold production ($126 per ounce, or 106%), offset by higher operating costs ($78 per ounce, or 66%). The increase in operating costs was primarily attributable to increases in community development costs ($1.7 million), refinery and underground contractor charges ($1.4 million), donations and insurance expenses ($1.2 million), and other consumables ($0.9 million), partially offset by lower fuel  costs ($1.0 million).

GOLDCORP | 21

Third Quarter Report – 2009
(in United States dollars, tabular amounts in millions, except where noted)

Gold and silver production for the third quarter of 2009 was 9%, or 5,800 ounces, and 22%, or 198,300 ounces, more than in the second quarter of 2009. The increase in production was due to 6% and 14% higher gold and silver grades, respectively, and 2% and 9% higher gold and silver recoveries, respectively. The higher grades were mainly due to higher tonnage from underground mining. The higher recoveries were due to processing improvements including use of lead nitrate in the leach tanks, optimization of the leach pH level and use of hypochlorite to reduce the effect of preg-robbing ore.

Cash costs for the third quarter of 2009 were 26%, or $65 per ounce, lower than in the second quarter of 2009 due to higher silver by-product sales credits ($74 per ounce, or 114%) and higher gold production ($43 per ounce, or  66%), offset by higher operating costs ($52 per ounce, or  80%). The increase in operating costs was primarily attributable to increases in donations ($0.5 million); consumption of consumables ($1.1 million); and higher royalties ($0.3 million), partially offset by lower labor and mechanical costs ($0.7 million).

Exploration during the third quarter of 2009 focused on definition drilling in the West Vero zone, west of the Marlin pit. Moderate progress was made on the Coral underground drift with underground exploration drilling of the target scheduled for later in 2009.

GOLDCORP | 22

Third Quarter Report – 2009
(in United States dollars, tabular amounts in millions, except where noted)

Alumbrera mine, Argentina (Goldcorp’s interest – 37.5%)

	Three Months Ended
Operating Data	September 30 2009	June 30 2009	March 31 2009	December 31 2008	September 30 2008
Tonnes of ore mined	2,301,800	2,950,800	2,179,000	3,394,500	3,960,500
Tonnes of waste removed	5,491,700	5,555,700	5,839,000	5,706,400	6,562,100
Ratio of waste to ore	2.4	1.9	2.7	1.7	1.7
Tonnes of ore milled	3,424,100	3,753,000	3,341,600	3,751,000	3,361,900
Average mill head grade
– Gold (grams/tonne)	0.39	0.53	0.60	0.66	0.44
– Copper (%)	0.38%	0.47%	0.51%	0.63%	0.46%
Average recovery rate (%)
– Gold	68%	73%	73%	79%	72%
– Copper	79%	84%	82%	89%	84%
Produced
– Gold (ounces)	29,500	46,900	47,200	62,800	34,400
– Copper (thousands of pounds)	22,700	32,600	30,600	46,800	28,600
Sold
– Gold (ounces)	33,600	47,100	44,400	69,900	38,100
– Copper (thousands of pounds)	24,300	32,900	26,100	54,700	26,400
Average realized price
– Gold (per ounce)	$1,006	$930	$925	$800	$871
– Copper (per pound)	$3.63	$2.73	$2.29	$0.98	$2.48
Total cash costs (per gold ounce) (1)	$(823)	$(559)	$(368)	$212	$(112)
Financial Data
Revenues	$119.6	$128.7	$94.7	$105.3	$95.3
Depreciation and depletion	$15.9	$18.3	$18.3	$26.2	$16.5
Earnings from operations	$37.5	$32.9	$30.1	$2.0	$12.5
Expenditures on mining interests	$1.9	$3.8	$3.5	$9.1	$4.8

(1)
The calculation of total cash costs per ounce of gold for Alumbrera is net of by-product copper sales revenue. If copper production were treated as a co-product, total cash costs at Alumbrera for the three months ended September 30, 2009 would be $475 per ounce of gold and $1.90 per pound of copper (three months ended September 30, 2008 – $511 per ounce of gold and $1.60 per pound of copper).

As contemplated, Goldcorp’s share of Alumbrera’s gold and copper production for the third quarter of 2009 was 14%, or 4,900 ounces, and 21%, or 5.9 million pounds, less than in the third quarter of 2008, respectively. Gold production decreased due to 11% lower gold grades and 6% lower gold recoveries, offset slightly by 2% higher tonnage. Copper production decreased due to 17% lower copper grades and 6% lower copper recoveries from flotation, offset slightly by 2% higher tonnage.

Cash costs for the third quarter of 2009 were 635%, or $711 per ounce, lower than in the third quarter of 2008 due to higher copper by-product sales credits resulting mainly from higher copper prices ($879 per ounce, or 124%) and lower YMAD net proceeds payments ($46 per ounce, or 6%), offset by lower gold ounces sold ($173 per ounce, or 24%) and higher operating costs ($41 per ounce, or 6%). The increase in operating costs was primarily due to higher provincial royalties resulting from higher realized metal prices, offset partially by lower costs for fuel and other consumables, maintenance and contractors.

Goldcorp’s share of Alumbrera’s gold and copper production for the third quarter of 2009 was 37%, or 17,400 ounces, and 30%, or 9.9 million pounds, less than in the second quarter of 2009, which was as anticipated. In comparison to the prior quarter, Alumbrera experienced 8% lower tonnage, 26% and 19% lower gold and copper grades, respectively, and 7% and 6% lower gold and silver recoveries, respectively.

GOLDCORP | 23

Third Quarter Report – 2009
(in United States dollars, tabular amounts in millions, except where noted)

Cash costs for the third quarter of 2009 were 47%, or $264 per ounce, lower than in the second quarter of 2009 due to higher copper by-product sales credits resulting mainly from higher copper prices ($686 per ounce, or 260%) and lower operating costs ($87 per ounce, or 33%), offset by lower gold ounces sold ($452 per ounce, or 171%) and higher YMAD net proceeds payments ($57 per ounce, or 22%). The decrease in operating costs was primarily attributable to lower refining charges and consumable costs, partially offset by higher labor, power and diesel fuel costs. The provisional pricing impact of higher realized copper prices was $21.4 million, or $637 per ounce, of which $14.1 million, or $420 per ounce related to copper sales in the second quarter of 2009 that settled in the third quarter of 2009.

Late in 2007, the Argentine government informed mining exporters that their products would be subject to an export retention tax. Alumbrera continues to contest the payment of this retention tax and dialogue with the government is ongoing. The impact of the retention tax in the third quarter of 2009 was $10.7 million, which has been excluded from cash costs.  Had this amount been included, by-product cash costs would have increased by $317 per ounce. The total amount of retention tax paid to date amounts to $86.1 million (Goldcorp’s share).

GOLDCORP | 24

Third Quarter Report – 2009
(in United States dollars, tabular amounts in millions, except where noted)

Marigold mine, United States (Goldcorp’s interest – 66.7%)

	Three Months Ended
Operating Data	September 30 2009	June 30 2009	March 31 2009	December 31 2008	September 30 2008
Tonnes of ore mined	2,624,200	2,044,500	1,280,600	1,990,000	1,514,500
Tonnes of waste removed	4,261,400	5,105,100	5,825,600	5,009,600	3,435,400
Ratio of waste to ore	1.6	2.5	4.5	2.5	2.3
Tonnes of ore processed	2,624,200	2,044,500	1,280,600	1,943,000	1,514,500
Average grade processed (grams/tonne)	0.64	0.50	0.50	0.45	0.57
Average recovery rate (%)	73%	73%	73%	70%	70%
Gold (ounces)
– Produced	29,900	19,500	16,600	27,200	21,800
– Sold	29,000	19,600	19,500	24,400	21,800
Average realized gold price (per ounce)	$964	$931	$912	$787	$879
Total cash costs (per ounce)	$542	$725	$728	$527	$693
Financial Data
Revenues	$28.0	$18.2	$17.8	$19.2	$19.2
Depreciation and depletion	$4.3	$3.0	$3.0	$2.9	$2.5
Earnings from operations	$7.4	$0.6	$0.5	$4.9	$0.0
Expenditures on mining interests	$9.3	$15.4	$1.8	$9.9	$1.4

Goldcorp’s share of Marigold’s gold production for the third quarter of 2009 was 37%, or 8,100 ounces, more than in the third quarter of 2008. The increase in production was due to more recoverable gold ounces stacked on the leach pad in the first two quarters of 2009, as compared to the first two quarters of 2008. The increase in stacked ounces was due to higher tonnage and higher grades. In comparison to the third quarter of 2008, Marigold experienced 12% higher grades and 73% higher ore tonnage. The six new 300-tonne haul trucks and shorter haul distances assisted in producing the increase in tonnage.  As at the end of the third quarter of 2009, all of the haul trucks were fully commissioned. Total tonnes mined in the third quarter of 2009 were 39% higher than in the third quarter of 2008. Pit development during the third quarter of 2009 was focused on the Basalt Phase 5 and 6 pits to continue to expose higher grade ore that will be mined during the remainder of 2009.

Cash costs for the third quarter of 2009 were 22%, or $151 per ounce, lower than in the third quarter of 2008 due to higher gold production ($172 per ounce, or 114%) and offset by higher operating costs ($21 per ounce, or 14%). The increase in operating costs was primarily attributable to higher royalties and production taxes ($1.2 million) on the increased gold production.

Gold production for the third quarter of 2009 was 53%, or 10,400 ounces, more than in the second quarter of 2009 mainly due to an increase in recoverable gold ounces stacked on the leach pad. Ore tonnes mined during the third quarter of 2009 was 28% higher and at 28% higher grades, as compared to the prior quarter, when mining was focused on waste stripping of the upper benches of the Basalt Phase 5 and 6 pits.

Cash costs for the third quarter of 2009 were 25%, or $183 per ounce, lower than in the prior quarter primarily due to higher gold production ($236 per ounce, or 129%), offset by higher operating costs ($53 per ounce, or 29%). The increase in operating costs was attributable to higher royalties and production taxes ($1.4 million), tire and fuel costs resulting from additional haul trucks operating ($0.7 million) and contractor costs ($0.4 million).

GOLDCORP | 25

Third Quarter Report – 2009
(in United States dollars, tabular amounts in millions, except where noted)

Wharf Mine, United States

	Three Months Ended
Operating Data	September 30 2009	June 30 2009	March 31 2009	December 31 2008	September 30 20088
Tonnes of ore mined	681,900	582,200	696,600	675,700	824,800
Tonnes of ore processed	804,500	680,000	633,100	700,200	906,500
Average grade processed (grams/tonne)	0.87	0.85	0.75	0.56	0.72
Average recovery rate (%)	70%	71%	69%	70%	70%
Gold (ounces)
– Produced	17,300	18,700	15,300	18,200	15,900
– Sold	17,700	18,900	14,200	18,900	14,600
Average realized gold price (per ounce)	$955	$924	$910	$834	$859
Total cash costs (per ounce)	$665	$596	$674	$511	$408
Financial Data
Revenues	$17.9	$18.5	$13.7	$16.1	$13.8
Depreciation and depletion	$1.8	$2.1	$1.4	$1.0	$0.8
Earnings from operations	$3.3	$3.9	$1.9	$4.8	$5.6
Expenditures on mining interests	$0.3	$0.5	$0.3	$0.5	$0.8

Gold production for the third quarter of 2009 was 9%, or 1,400 ounces, more than in the third quarter of 2008 mainly due to improved plant efficiencies which include higher recovery onto the carbon columns resulting from higher carbon loading in the plant and the commissioning of the effluent enrichment system in the first quarter of 2009. In comparison to the third quarter of 2008, Wharf experienced 21% higher grades, offset by 11% lower tonnage.

Cash costs for the third quarter of 2009 were 63%, or $257 per ounce, higher than in the third quarter of 2008 primarily due to higher operating costs related to increased employee costs, cyanide consumption and no stripping costs being capitalized.

Gold production for third quarter of 2009 was 7%, or 1,400 ounces, less than in the second quarter of 2009 mainly due to lower solution flow rates onto the pads as pad 3 was re-lined during the third quarter of 2009. The ore tonnes mined during the third quarter of 2009 increased by 17%, or 99,700 tonnes, from the prior quarter due to the change in focus from unloading of pad 3 in the prior quarter to increased pit mining.

Cash costs for the third quarter of 2009 were 12%, or $69 per ounce, higher than in the prior quarter due to lower gold production and fewer gold ounces placed under leach.

GOLDCORP | 26

Third Quarter Report – 2009
(in United States dollars, tabular amounts in millions, except where noted)

PROJECT DEVELOPMENT REVIEW

Peñasquito Project, Mexico

Peñasquito is a 100% owned project which is currently in development. The feasibility study envisages an ancillary heap leach operation (which started in the second quarter of 2008), followed by a 50,000 tonne per day milling operation starting in mid-2009, ramping up to 130,000 tonnes per day in 2011 with the addition of a second processing line. In December 2008, new reserves were calculated using the latest exploration data and the deposit now contains 17.4 million ounces of proven and probable gold reserves, 4.6 million ounces of measured and indicated gold resources and 5.3 million ounces of inferred gold resources. In addition, Peñasquito contains 1,045.7 million ounces of proven and probable silver reserves, 369.7 million ounces of measured and indicated silver resources and 395.1 million ounces of inferred silver resources. Significant quantities of zinc and lead will also add to the reserve base. Exploration drilling remains in progress.

Project Status:

On October 13, 2009, the Company announced that the first lead and zinc concentrates were produced. Throughout its mine life, Peñasquito will produce both lead and zinc concentrates, with most of the gold and silver production coming from the lead concentrates. Initial concentrates were produced as a by-product of the commissioning process. All components of the processing facility are working as planned.  Line 2 construction remains on schedule.

Concentrate shipment to smelters has commenced and production is expected to ramp up through the remainder of 2009 .  Advancement of mine optimization evaluations has progressed and includes the assessment of an independent power plant and in-pit crushing and conveying.

As at September 30, 2009, total project expenditures and commitments, excluding sustaining capital and sulphide pre-operating expenditures are $1.5 billion, of which $1.4 billion is spent and $81 million is committed. Sustaining capital and sulphide pre-operating expenditures spent as at September 30, 2009 are $177.1 million and $70.0 million, respectively. The current capital estimate to mechanical completion remains at less than 10% above the November 2007 $1.49 billion capital estimate, excluding sustaining capital and pre-operating expenditures.

During the third quarter and immediately subsequent, several milestones related to sulphide mining and processing facilities were achieved at Peñasquito.

Related to mining activities:

•	Mining activities continued to provide sulphide ore for the start-up of the Line 1 plant with rates in excess of 500,000 tonnes per day.

•
Initial pre-stripping uncovered more sulphide ore than was modeled; consequently flexibility of future ore feed was established through the construction of an ore stockpile. At September 30, 2009, 6.2 million tonnes of ore were stockpiled and an additional 2 million tonnes were exposed in the pit and available for mining. An in-house RC drilling program is being used to assure the quality and tenor of the material available for the next three benches.

•
All mining equipment and workshops are now in use. The temporary facilities used during initial mine commissioning were abandoned with some of those facilities being removed for the Phase 4 expansion of the pit.

•
The heap leach and Merrill-Crowe plant operations produced pre-commissioning production of 23,200 ounces of gold and 660,000 ounces of silver during the third quarter, with total costs of $8 million ($27.7 million project to date). These costs are

GOLDCORP | 27

Third Quarter Report – 2009
(in United States dollars, tabular amounts in millions, except where noted)

capitalized and the proceeds of any sales during the pre-commissioning production phase are offset against the capitalized mining costs.  At September 30, 2009, the plant had 15.3 hectares of ore under leach.

Related to processing facilities:

•
Commissioning of the Line 1 grinding circuit progressed which included tests with water and at different levels of grinding media and mineral feed. Mill alignment and other adjustments were made between each test. The SAG and both ball mills are commissioned and now in operation. The conveyor systems, screening plant and pebble crusher were all tested with commissioning of the pebble crusher initiated on September 30, 2009. Lead and zinc flotation circuits have been commissioned and now operational with ramp up underway.

•
Erection of the Line 2 SAG and both ball mills is underway. Remaining parts for the mills are on site. Most of the lead and zinc flotation cells are installed. Steel erection continues in the grinding and lead flotation areas,  while concrete work continues in the lead and zinc re-grind areas.

•
The Torres and El Vergel well-fields are now fully operational and capable of being controlled remotely. Four additional wells are under construction in Torres and eight in El Vergel. At September 30, 2009, sufficient water was stored for on-going mill operation.

Related to exploration activities:

•
During the third quarter, exploration activities at the site were focused on defining the south sediments of the Chile Colorado pit as well as condemnation drilling and geotechnical drilling around the Peñasco pit. Further drilling for the deeper manto targets was also initiated.

•	Regional exploration activities continued at several targets, with the majority of the effort focused on Noche Buena, and some drilling the Mazapil Valley and El Quemado targets.

GOLDCORP | 28

Third Quarter Report – 2009
(in United States dollars, tabular amounts in millions, except where noted)

Éléonore Project, Canada

The Éléonore Project is located in the north-east corner of the Opinaca Reservoir in the James Bay region of Québec, Canada.  The Éléonore deposit is a major gold discovery in a relatively unexplored area in the Province of Québec, located in the core of what Goldcorp believes to be a promising new gold district in North America. As of December 31, 2008, the deposit contained 2.3 million ounces of indicated gold resources at an average grade of 10.05 grams per tonne and 3.0 million ounces of inferred gold resources at an average grade of 12.75 grams per tonne.

During the third quarter of 2009, drilling at Éléonore continued, concentrating on identifying additional high grade blocks between the elevations 500 and 900m from surface. Positive drilling results continue to be received with additional high grade intercepts.  The focus for the remainder of 2009 is to continue defining the deposit and high grade potential of the ore body.

Project work continues on block modeling and completion of an internal pre-feasibility study is planned for the end of 2009.  The mine environmental and social impact assessment (ESIA) is expected to be submitted by the end of 2009.

Collaborative work continues between Goldcorp, Wemindji and the Grand Council of the Crees to support the advanced exploration program and develop a collaboration agreement for the future mine.

Capital expenditures in the third quarter of 2009 amounted to $24.7 million, of which $11.2 million related to a pre-payment to Hydro Quebec for the power line construction. The remainder of the capital expenditures consists of the completion of a temporary airstrip and potable and sewage water treatment system; installation of additional site accommodation; exploration drilling; feasibility study work and permitting.  Cumulative expenditures to date since acquisition amount to $208.0 million. The cumulative pre-payment to Hydro Quebec for the power line construction was $24.2 million as at the end of the third quarter of 2009.

Cerro Blanco Project, Guatemala

The Cerro Blanco Project is located in southwestern Guatemala and is considered to be a classic hot springs gold deposit with typical bonanza type gold mineralization. As of December 31, 2008, the deposit contains 1.3 million ounces of indicated gold resources at an average grade of 15.64 grams per tonne and 0.7 million ounces of inferred gold resources at an average grade of 15.31 grams per tonne.

During the third quarter of 2009, construction of the two declines resumed, following a temporary suspension during the second quarter of 2009. Permanent bolts and parts of the ventilation system were installed. Drilling for the additional dewatering wells also began in the third quarter of 2009. This along with the installation of pumps in two existing wells is expected to increase overall dewatering efficiency.

Exploration drilling of the geothermal resource commenced in the fourth quarter of 2008 and the fourth well was completed in the third quarter of 2009. Completion tests of the fourth exploration well were completed and a resource report from a geothermal engineering consulting company is expected early in the fourth quarter of 2009. The report will be used to advance the geothermal feasibility study.

GOLDCORP | 29

Third Quarter Report – 2009
(in United States dollars, tabular amounts in millions, except where noted)

Pueblo Viejo, Dominican Republic (Goldcorp’s interest – 40%)

Pueblo Viejo is a 22.4 million ounce proven and probable gold reserve, where Goldcorp’s interest represents 9.0 million ounces. The project is a partnership with Barrick Gold Corporation, the project operator.

The Pueblo Viejo project in the Dominican Republic is advancing on schedule in line with its pre-production capital budget of approximately $2.7 billion (100% basis), and the first gold continues to be expected in the fourth quarter of 2011.

Site demolition is complete and earthworks are 80% complete. Fabrication of major equipment continued to progress according to plan. During the third quarter of 2009, autoclave construction and steel erection on the autoclave building commenced and is well-advanced, and the first of the ore mills have arrived in the Dominican Republic.  The proposed Amendments to the Special Lease Agreement (SLA) are expected to be approved by the end of the year.

The community relocation process continued during the third quarter of 2009 and is progressing on schedule.

Public consultations on the power line right of way continued with the affected communities, and an Environmental and Social Impact Assessment (ESIA) was submitted to the Secretaría de Estado de Medio Ambiente y Recursos Naturales (SEMANERA) for approval in October of 2009.

Pueblo Viejo also is consulting with the communities in the vicinity of Puerto Viejo, the site of the Project’s power generating facilities. An ESIA for the power generating facilities is being prepared and will be submitted to SEMANERA when completed.

To date Goldcorp has invested $501.6 million, $90.3 million of which related to the initial acquisition costs in 2006, with the balance of $411.3 million being funds invested to finance ongoing project development activities. The project partners continued discussions with a group of lenders to put in place approximately $1.0 billion of project financing (100% share), which covers a portion of the total capital cost of the project.  Pending final review of the proposed financing as required by the lenders’ governing laws and policies, the financing is expected to close in the fourth quarter of 2009.

GOLDCORP | 30

Third Quarter Report – 2009
(in United States dollars, tabular amounts in millions, except where noted)

EXPENSES

	Three Months Ended September 30		Nine Months Ended September 30
	2009	2008	2009	2008
Corporate administration	$31.2	$33.5	$96.7	$100.0
Exploration	8.7	17.4	23.3	45.2

Non-cash stock based compensation expense for the three months ended September 30, 2009 of $12.7 million, included in corporate administration, increased by $1.7 million, compared to the three months ended September 30, 2008, due to the vesting of previously issued stock options and RSU’s. Non-cash stock based compensation expense for the nine months ended September 30, 2009 of $34.6 million, included in corporate administration, increased by $3.9 million, compared to the nine months ended September 30, 2008, due to the issuance of additional stock options and RSU’s and the vesting of previously issued stock options and RSU’s.

Excluding stock based compensation expense, corporate administration for the three months ended September 30, 2009 was $4.0 million lower than in the three months ended September 30, 2008 due to the capitalization of project costs related to reporting system enhancements and the receipt of an annual insurance commission refund. Excluding stock based compensation expense, corporate administration for the nine months ended September 30, 2009 was $7.2 million lower than in the nine months ended September 30, 2008 due primarily to restructuring costs incurred in 2008 and corporate efficiencies in 2009 as the Company continues to optimize its corporate functions.

Exploration costs for the three and nine months ended September 30, 2009 were $8.7 million and $21.9 million lower than in the three and nine months ended September 30, 2008, respectively, due to reduced exploration spending which is in line with the Company’s 2009 plan. Exploration costs for the three and nine months ended September 30, 2008 included costs related to the expansion of the drilling program at the Red Lake mines.

OTHER INCOME (EXPENSES)
	Three Months Ended September 30		Nine Months Ended September 30
	2009	2008	2009	2008
Interest and other income (expenses)	$(0.6)	$8.8	$(5.6)	$27.6
Interest expense and finance fees	(12.5)	(0.9)	(37.0)	(7.1)
Share of income of equity investee	-	-	-	3.9
Gain (loss) on foreign exchange	(28.1)	253.7	(237.7)	95.9
Gain (loss) on non-hedge derivatives	(0.4)	15.9	9.3	(16.4)
Gain (loss) on securities, net	5.2	(23.5)	5.6	(25.0)
Gain on disposition of Silver Wheaton shares	-	-	-	292.5
Dilution gains (loss)	-	0.5	(0.7)	1.9
	$(36.4)	$254.5	$(266.1)	$373.3

The decrease in interest and other income during the three and nine months ended September 30, 2009, of $9.4 million and $33.2 million, respectively, as compared to the three and nine months ended September 30, 2008, is due to the significantly higher cash balances held during the three and nine months ended September 30, 2008 and $2.9 million of severance and shut-down costs incurred in the third quarter of 2009 relating to the mill shut-down at Los Filos underground. The significant cash balances held during the three and nine months ended September 30, 2008 arose from the sale of the Peñasquito silver stream in the third quarter of 2007 and the disposition of the Silver Wheaton shares in the first quarter of 2008.

GOLDCORP | 31

Third Quarter Report – 2009
(in United States dollars, tabular amounts in millions, except where noted)

Interest expense and finance fees incurred during the three and nine months ended September 30, 2009 was primarily due to the issuance of the $862.5 million convertible senior notes on June 5, 2009. Interest expense and finance fees incurred during the three and nine months ended September 30, 2008 was primarily due to balances outstanding under Silver Wheaton’s non-revolving loans, which were extinguished as a result of the Company’s sale of its interest in Silver Wheaton on February 14, 2008, and the Company’s revolving credit facility.

The share of income of equity investee earned during the nine months ended September 30, 2008 related to the Company’s investment in Peak Gold which was previously accounted for using the equity method. Upon Goldcorp losing significant influence over Peak Gold during the second quarter of 2008, the investment was designated and accounted for as an available-for-sale investment measured at fair value.

The Company recorded a loss on foreign exchange of $17.5 million on the translation of future income tax liabilities on mining interests arising from acquisitions in the three months ended September 30, 2009 resulting primarily from the strengthening of the Canadian dollar by 8%, offset by the weakening of the Mexican peso by 2% during the three months ended September 30, 2009. The Company recorded a loss on foreign exchange of $201.7 million on the translation of future income tax liabilities on mining interest arising from acquisitions in the nine months ended September 30, 2009 resulting primarily from the strengthening of the Canadian dollar by 12% and Mexican peso by 3% during the nine months ended September 30, 2009.  At September 30, 2009, the Company had $3.7 billion of future income tax liabilities which arose from acquisitions of mining interests and are monetary items translated each quarter end at current exchange rates. The remaining loss on foreign exchange in the three and nine months ended September 30, 2009 was primarily due to the impact of the strengthened Canadian dollar on the current income taxes payable in the first quarter of 2010, resulting from the disposal of Silver Wheaton shares. The gain on foreign exchange on the translation of future income tax liabilities on mining interests arising from acquisitions in the three months ended September 30, 2008 of $240.2 million resulted primarily from the weakening of the Canadian dollar and Mexican peso by 4% and 7%, respectively. The gain on foreign exchange on the translation of future income tax liabilities on mining interests arising from acquisitions in the nine months ended September 30, 2008 of $85.2 million resulted primarily from the weakening of the Canadian dollar by 7%.

As discussed under “Financial Instruments and Related Risks” below, the Company entered into foreign currency, heating oil and copper contracts to normalize its operating expenditures in US dollar terms during the three and nine months ended September 30, 2009. These contracts meet the definition of derivatives and do not qualify for hedge accounting. As a result, they are marked-to market at each period end with changes in fair value recorded in earnings for the period.  A net loss of $0.4 million and net gain of $9.3 million was recorded in the three and nine months ended September 30, 2009, respectively, comprised of realized gains of $3.6 million and $6.5 million on matured contracts, respectively, and mark-to-market losses of $4.0 million and mark-to-market gains of $2.8 million, respectively. For the three and nine months ended September 30, 2008, the Company recorded a net gain of $15.9 million and net loss of $16.4 million, respectively, comprised of realized losses of $6.6 million and $25.2 million on matured copper forward contracts, respectively, and mark-to-market gains of $22.5 million and $8.8 million on outstanding copper forward contracts, respectively.

A $5.2 million and $5.6 million gain on securities was recorded in the three and nine months ended September 30, 2009, respectively, relating to the Company’s investments in warrants. The $23.5 million and $25.0 million loss on securities for the three and nine months ended September 30, 2008, respectively, was primarily due to the recognition of a $22.7 million unrealized impairment loss on one of the Company’s equity securities.

On February 14, 2008, the Company completed the sale of its 108 million common shares of Silver Wheaton (48% remaining interest) to a syndicate of underwriters at a price of C$14.50 per common share, for gross proceeds of $1.571 billion less total transaction costs of $55.7 million and less Silver Wheaton’s cash balance of $10.2 million. The transaction resulted in a gain of $292.5 million before tax ($136.5 million after tax).

During the first quarter of 2009, Terrane renounced the income tax benefits relating to the C$5.5 million flow through shares issued in the third quarter of 2008. The amount renounced is reduced from share capital as share issue costs which resulted in a reversal of

GOLDCORP | 32

Third Quarter Report – 2009
(in United States dollars, tabular amounts in millions, except where noted)

previously recorded dilution gain of $0.7 million. The dilution gains for the three months ended September 30, 2008 resulted from the issuance of C$5.5 million in common shares by Terrane. The dilution gains for the nine months ended September 30, 2008 also includes the results of the exercise of options held by non-controlling interests and the reversal of dilution gain previously recorded upon renouncement of the income tax benefits relating to flow through shares issued by Terrane in 2007.

INCOME AND MINING TAXES

Income and mining taxes for the three and nine months ended September 30, 2009 totaled $67.9 million and $136.5 million, respectively (three and nine months ended September 30, 2008 -$57.2 million and $302.4 million, respectively), approximately 32% and 25% of earnings before taxes, excluding foreign exchange loss from translation of future income tax assets and liabilities, dilution loss and gains and stock option expense, which are not subject to taxation, deductible, or likely to be utilized (three and nine months ended September 30, 2008 – 46% and 39%).

The lower effective tax rate for the three  months ended September 30, 2009, as compared to the three months ended September 30, 2008, is due primarily to increased taxable foreign exchange gains denominated in local currency in foreign tax jurisdictions resulting from the increased volatility in foreign exchange rates in the third quarter of 2008. The lower effective tax rate for the nine months ended September 30, 2009, as compared to the nine months ended September 30, 2008, is primarily due to the tax impacts of the additional tax benefits recognized from the harmonization of Ontario corporate income tax with the Federal tax system and the final settlement of certain tax audit issues in 2009 and the income taxes payable on the disposition of the Silver Wheaton shares of $155.9 million, as well as, the increased taxable foreign exchange gains denominated in local currency in foreign tax jurisdiction noted above, for the nine months ended September 30, 2008.  Adjusted for these and other items, the effective tax rate for the nine months ended September 30, 2009 and 2008 would be 28% and 29%, respectively.

The future income tax liability on the disposition of the Silver Wheaton shares will be payable in the first quarter of 2010, and as a result, the income tax liability was reclassified from future to current liability in the first quarter of 2009. The impact of this reclassification was a future income tax recovery and current income tax expense on the statement of earnings, with no impact to net earnings. Cash flows for the three and nine months ended September 30, 2009 were also not impacted due to the non-cash nature of this transaction.

The Mexican government is currently going through its standard approval process for the 2010 fiscal budget (“the budget”) which includes several proposed changes to the Mexican tax laws (“the proposed reform”). A modified version of the proposed reform was approved by the Mexican Senate and House of Representatives on October 31 and November 1, 2009, respectively. The deadline for final approval of the budget is December 15, 2009. The Company continues to monitor the developments in the proposed reform and budget and is unable to determine the potential economic impact at this time.

NON-CONTROLLING INTERESTS

The non-controlling interests at September 30, 2009 relates to Goldcorp’s non-wholly owned subsidiary, Terrane.

Goldcorp’s interest in Terrane during the first quarter of 2008 was 68%. As a result of a C$5.5 million private placement of common shares during the third quarter of 2008, Goldcorp’s interest decreased from 68% to 66%. The non-controlling interests’ share of the net loss for Terrane for the three and nine months ended September 30, 2009 amounted to $0.6 million and $1.1 million, respectively, compared to a net loss of $0.5 million and net income of $1.1 million for the three and nine months ended September 30, 2008, respectively.

The remaining $7.3 million of non-controlling interests’ share of net income for the nine months ended September 30, 2008 related to Silver Wheaton. The Company disposed of its remaining 48% interest in Silver Wheaton on February 14, 2008.

GOLDCORP | 33

Third Quarter Report – 2009
(in United States dollars, tabular amounts in millions, except where noted)

NON-GAAP MEASURE – TOTAL CASH COSTS (BY-PRODUCT) PER GOLD OUNCE CALCULATION
	Three Months Ended September 30		Nine Months Ended September 30
	2009	2008	2009	2008
Operating expenses per consolidated financial statements (1)	$303.4	$279.1	$865.5	$856.5
Treatment and refining charges on concentrate sales	5.3	4.8	17.8	16.2
By-product silver and copper sales	(116.0)	(86.0)	(303.7)	(361.1)
Alumbrera export retention tax	(10.7)	(8.6)	(38.6)	(30.0)
Realized gains on currency, heating oil and copper contracts	(3.6)	-	(6.5)	-
Non-cash adjustments and other	(1.2)	(0.1)	(7.8)	(0.1)
Total cash costs (by-product)	$177.2	$189.2	$526.7	$481.5
Divided by ounces of gold sold (2)	601,500	546,400	1,771,600	1,614,400
Total cash costs (by-product) per gold ounce (3)	$295	$346	$297	$298

The Company has included non-GAAP performance measures, total cash costs, by-product and co-product, per gold ounce, throughout this document. The Company reports total cash costs on a sales basis. In the gold mining industry, this is a common performance measure but does not have any standardized meaning, and is a non-GAAP measure. The Company follows the recommendations of the Gold Institute Production Cost Standard. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The following table provides a reconciliation of total cash costs (by-product) per gold ounce to operating expenses per the consolidated financial statements for the three and nine months ended September 30:

(1)
$19.5 million and $44.7 million in royalties for the three and nine months ended September 30, 2009, respectively, are included in operating expenses per the consolidated financial statements (three and nine months ended September 30, 2008 - $16.2 million and $59.8 million, respectively).

(2)	San Martin ended its mining process in October 2007, and is therefore excluded from the figures above.

(3)
If silver and copper sales for Marlin and Alumbrera, respectively, were treated as co-products, total cash costs would be $384 and $380 per ounce of gold for the three and nine months ended September 30, 2009, respectively (three and nine months ended September 30, 2008 - $398 and $409 per ounce of gold, respectively).

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Third Quarter Report – 2009
(in United States dollars, tabular amounts in millions, except where noted)

NON-GAAP MEASURE – ADJUSTED NET EARNINGS

The Company has included a non-GAAP performance measure, adjusted net earnings and adjusted net earnings per share, throughout this document. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The following table provides a reconciliation of adjusted net earnings to net earnings per the consolidated financial statements for the three and nine months ended September 30:

	Three Months Ended September 30		Nine Months Ended September 30
	2009	2008	2009	2008
Net earnings per consolidated financial statements	$114.2	$297.2	$173.5	$517.5
Unrealized foreign exchange loss (gain) on translation of future income tax liabilities	17.5	(240.2)	201.7	(85.2)
Unrealized foreign exchange loss on translation of taxes payable on disposition of Silver Wheaton shares	11.4	-	18.2	-
Unrealized loss (gain) on currency, heating oil and copper contracts, net of tax	2.7	(15.3)	(1.9)	(6.0)
Loss (gain) on securities, net of tax	(5.2)	23.5	(5.6)	24.7
Dilution loss (gains)	-	(0.5)	0.7	(1.9)
Gain on disposition of Silver Wheaton shares, net of tax	-	-	-	(136.5)
Transaction costs for issuance of convertible debt, net of tax	-	-	12.6	-
Write-off of Alumbrera export retention tax overpayment receivable, net of tax	-	-	6.3	-
Total adjusted net earnings	$140.6	$64.7	$405.5	$312.6
Weighted average shares outstanding (000’s)	731,815	713,718	730,709	710,936
Adjusted net earnings per share	$0.19	$0.09	$0.55	$0.44

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Third Quarter Report – 2009
(in United States dollars, tabular amounts in millions, except where noted)

FINANCIAL INSTRUMENTS AND RELATED RISKS

The Company manages its exposure to financial risks, including credit risk, liquidity risk, currency risk, interest rate risk and price risk, in accordance with its Risk Management Policy. The Company’s Board of Directors oversees management’s risk management practices by setting trading parameters and reporting requirements. The Risk Management Policy provides a framework for the Company to manage the risks it is exposed to in various markets and to protect itself against adverse price movements. All transactions undertaken are to support the Company’s ongoing business. The Company does not acquire or issue derivative financial instruments for trading or speculative purposes.

The following describes the types of risks that the Company is exposed to and its objectives and policies for managing those risk exposures.

Credit risk

Credit risk is the risk that the counterparty to a financial instrument will cause a financial loss for the Company by failing to discharge its obligations. There has been no significant change in the Company’s exposure to credit risk and its objectives and policy for managing these risks during the nine months ended September 30, 2009.

Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with financial liabilities.  The Company has in place a rigorous planning, budgeting and forecasting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis and its expansionary plans. The Company ensures that sufficient committed loan facilities exist to meet its short-term business requirements, taking into account its anticipated cash flows from operations and its holdings of cash and cash equivalents. During the three and nine months ended September 30, 2009, the Company generated operating cash flows from continuing activities of $341.9 million and $903.7 million, respectively (three and nine months ended September 30, 2008 - $217.1 million and $618.1 million, respectively).

At September 30, 2009, Goldcorp held cash and cash equivalents of $785.3 million (December 31, 2008- $262.3 million) and had working capital of $788.7 million (December 31, 2008 - $286.8 million).

On May 18, 2007, Goldcorp entered into a $1.5 billion revolving credit facility. At September 30, 2009, there was no amount outstanding under this credit facility. On July 8, 2008, Terrane entered into a credit agreement with the Bank of Montreal for an 18-month, non-revolving term loan facility of up to C$40 million. At September 30, 2009, the amount outstanding was C$16.5 million ($15.4 million).

In the normal course of business, the Company enters into contracts that give rise to commitments for future minimum payments. The following table summarizes the remaining contractual maturities of the Company’s financial liabilities and operating and capital commitments at September 30, 2009:

	September 30, 2009					December 31 2008
	Within 1 year	2 to 3 years	4 to 5 years	Over 5 years	Total	Total
Accounts payable and accrued liabilities	$337.9	$-	$-	$-	$337.9	$294.0
Current derivative liabilities	9.1	-	-	-	9.1	-
Debt re-payments (principal portion)	15.4	-	862.5	-	877.9	5.3
Interest payments on convertible senior notes	19.9	34.5	34.5	-	88.9	-
Capital expenditure commitments	143.6	40.5	-	-	184.1	294.1
Minimum rental and lease payments	1.4	3.2	2.8	3.0	10.4	11.4
	$527.3	$78.2	$899.8	$3.0	$1,508.3	$604.8

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Third Quarter Report – 2009
(in United States dollars, tabular amounts in millions, except where noted)

At September 30, 2009, the Company had letters of credit outstanding and secured deposits in the amount of $263.6 million (December 31, 2008 - $201.3 million).

In the opinion of management, the working capital at September 30, 2009, together with future cash flows from operations, is sufficient to support the Company’s commitments. The Company’s total planned capital expenditures for the remainder of 2009 with a focus on commissioning Peñasquito and further developing Pueblo Viejo are forecasted to be $540.0 million. These expenditures will be funded partly by cash flows from operations, available cash balances raised from the issuance of the convertible senior notes in June of 2009 and available funding under the $1.5 billion revolving credit facility.

For the periods beyond 2009, cash flows from operations and available funding under the Company’s loan facilities, which include an anticipated project financing loan of approximately $1.0 billion for Pueblo Viejo ($400.0 million – Goldcorp’s share), are expected to sufficiently support further expansions and growth. Peñasquito will be the main driver of the Company’s gold production growth expected in the next five years, with significant contributions from Red Lake and Pueblo Viejo.

Market Risk

(i) Currency risk

Currency risk is the risk that the fair values or future cash flows of the Company’s financial instruments will fluctuate because of changes in foreign exchange rates.  Exchange rate fluctuations may affect the costs that the Company incurs in its operations. Gold, silver and copper are sold in US dollars and the Company’s costs are incurred principally in US dollars, Canadian dollars, Mexican pesos, Argentine pesos and Guatemalan quetzals. The appreciation of non-US dollar currencies against the US dollar can increase the cost of gold, silver and copper production and capital expenditures in US dollar terms. The Company also holds cash and cash equivalents that are denominated in non-US dollar currencies which are subject to currency risk.  Accounts receivable and other current and long-term assets denominated in non-US dollars relate to goods and services taxes, value-added taxes and insurance receivables. At September 30, 2009, the Company had $3.7 billion of future income tax liabilities which arose from the acquisitions of Placer Dome assets and Glamis in 2006 and Gold Eagle in the third quarter of 2008 which are payable in local currencies. The future income tax liabilities are monetary items, which are translated each period end at current exchange rates, with the gain or loss recorded in net earnings for the period.

The Company is exposed to currency risk through the following financial assets and liabilities and future income tax liabilities denominated in currencies other than US dollars at September 30, 2009:

September 30, 2009	Cash and cash equivalents	Accounts receivable and other current and long-term assets	Income and mining taxes receivable (payable)	Accounts payable and accrued liabilities	Current portion of long term debt	Future income tax liabilities
Canadian dollar	$2.4	$8.9	$(177.7)	$(123.6)	$(15.4)	$(1,227.3)
Mexican peso	6.3	77.1	39.7	(137.5)	-	(2,365.7)
Argentinean peso	3.9	13.9	(27.7)	(43.0)	-	(114.0)
Guatemalan quetzal	1.4	12.1	-	(16.5)	-	(18.0)
	$14.0	$112.0	$(165.7)	$(320.6)	$(15.4)	$(3,725.0)

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Third Quarter Report – 2009
(in United States dollars, tabular amounts in millions, except where noted)

December 31, 2008	Cash and cash equivalents	Accounts receivable and other current and long-term assets	Income and mining taxes receivable (payable)	Accounts payable and accrued liabilities	Long term debt	Future income tax liabilities
Canadian dollar	$4.7	$13.9	$(6.8)	$(115.4)	$(5.3)	$(1,059.5)
Mexican peso	19.5	87.8	17.8	(104.1)	-	(2,174.3)
Argentinean peso	1.3	34.4	13.3	(35.0)	-	(139.3)
Guatemalan quetzal	1.2	11.2	-	(13.3)	-	(4.6)
	$26.7	$147.3	$24.3	$(267.8)	$(5.3)	$(3,377.7)

During the three and nine months ended September 30, 2009, the Company recognized a loss of $28.1 million and $237.7 million on foreign exchange, respectively (three and nine months ended September 30, 2008 – gain of $253.7 million and $95.9 million, respectively). Of this amount, $17.5 million and $201.7 million resulted from the translation of future income taxes denominated in currencies other than US dollars, respectively (three and nine months ended September 30, 2008 – gain of $240.2 million and $85.2 million, respectively). Based on the above net exposures at September 30, 2009, a 10% depreciation or appreciation of the above currencies against the US dollar would result in a $246.0 million increase or decrease in the Company’s after-tax net earnings for the nine months then ended.

During the three and nine months ended September 30, 2009, the Company entered into Canadian dollar and Mexican peso forward and option contracts to purchase and sell the respective foreign currencies at pre-determined US dollar amounts. These contracts were entered into to normalize operating expenses incurred by the Company’s foreign operations as expressed in US dollar terms. In accordance with its Risk Management Policy, the Company may hedge up to 50% and 30% of its annual Canadian dollar and Mexican peso operating expenditures over the next twelve months and subsequent thirteen to twenty four months, respectively.

(ii) Interest rate risk

Interest rate risk is the risk that the fair values and future cash flows of the Company’s financial instruments will fluctuate because of changes in market interest rates.  The Company is exposed to interest rate risk on its outstanding revolving credit facility and non-revolving term loan and cash and cash equivalents. The Company monitors its exposure to interest rates and is comfortable with its exposures given the relatively low short-term US dollar rates. The weighted average interest rate incurred by the Company during the three and nine months ended September 30, 2009 on its outstanding revolving credit facility and non-revolving term loan was 1.1% and 0.81%, respectively. At September 30, 2009, a 10% increase or decrease in the interest rate would result in a nominal decrease or increase in the Company’s after-tax quarterly net earnings.  The average interest rate earned by the Company during the three and nine months ended September 30, 2009 on its cash and cash equivalents were 0.26% and 0.24%, respectively.  A 10% increase or decrease in the interest earned from financial institutions on deposits held and money market investments would result in a nominal increase or decrease in the Company’s after-tax quarterly net earnings.

(iii) Price risk

Price risk is the risk that the fair values or future cash flows of the Company’s financial instruments will fluctuate because of changes in market prices.  There has been no significant change in the Company’s exposure to price risk and its objectives and policy for managing these risks during the nine months ended September 30, 2009.

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Third Quarter Report – 2009
(in United States dollars, tabular amounts in millions, except where noted)

OTHER RISKS AND UNCERTAINTIES

There were no changes to the Company’s exposure to other risks and uncertainties as described in the 2008 year end “Management’s Discussion and Analysis”.

CHANGES IN ACCOUNTING POLICIES

Goodwill and Intangible Assets

On January 1, 2009, the Company adopted the CICA Handbook Section 3064 - Goodwill and Intangible Assets (“Section 3064”), which replaces CICA Handbook Sections 3062 - Goodwill and Other Intangible Assets (“Section 3062”) and 3450 - Research and Development Costs.  Various changes have been made to other sections of the CICA Handbook for consistency purposes. Section 3064 establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and intangible assets. Standards concerning goodwill are unchanged from the standards included in Section 3062. The adoption of Section 3064 did not result in a material impact on the Company’s consolidated financial statements.

Credit Risk and Fair Value of Financial Assets and Liabilities

In January 2009, the CICA issued Emerging Issues Committee (“EIC”) Abstract 173 - Credit Risk and the Fair Value of Financial Assets and Financial Liabilities (“EIC-173”).   EIC-173 provides guidance on how to take into account credit risk of an entity and counterparty when determining the fair value of financial assets and financial liabilities, including derivative instruments.  EIC-173 is applicable for the Company’s interim and annual consolidated financial statements for its fiscal year ending December 31, 2009, with retrospective application. The adoption of EIC-173 did not result in a material impact on the Company’s consolidated financial statements.

Mining Exploration Costs

In March 2009, the CICA issued EIC Abstract 174 - Mining Exploration Costs (“EIC-174”) which supersedes EIC Abstract 126 - Accounting by Mining Enterprises for Exploration Costs, to provide additional guidance for mining exploration enterprises on the accounting for capitalization of exploration costs, when an assessment of impairment of these costs is required and conditions indicating impairment.  EIC-174 is applicable for the Company’s interim and annual consolidated financial statements for its fiscal year ending December 31, 2009, with retrospective application.  The adoption of EIC-174 did not result in a material impact on the Company’s consolidated financial statements.

Financial Instruments – Disclosure

In June 2009, the CICA amended CICA Handbook Section 3862 – Financial Instruments – Disclosures to include additional disclosure requirements about fair value measurements of financial instruments and to enhance liquidity risk disclosure requirements for publicly accountable enterprises. The amendments are applicable for the Company’s annual consolidated financial statements for its fiscal year ending December 31, 2009.

Financial Instruments – Recognition and Measurement

On July 1, 2009, the Company adopted the amendments made by the CICA to CICA Handbook Section 3855 – Financial Instruments – Recognition and Measurement (“Section 3855”) to provide additional guidance concerning the assessment of embedded derivatives upon reclassification of a financial asset out of the held-for-trading category, amend the definition of loans and receivables, amend the categories of financial assets into which debt instruments are required or permitted to be classified, amend the impairment guidance for held-to-maturity debt instruments and require reversal of impairment losses on available-for-sale debt instruments when conditions have changed. The additional guidance on assessment of embedded derivatives is applicable for reclassifications made on or after July 1, 2009. All other amendments are applicable as of January 1, 2009. The adoption of these amendments did not result in a material impact to the Company’s consolidated financial statements.

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Third Quarter Report – 2009
(in United States dollars, tabular amounts in millions, except where noted)

CRITICAL ACCOUNTING POLICIES

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements, and the reported amounts of revenues and expenditures during the reporting period. Management has identified the following critical accounting policies and estimates. Note 2 of the Company’s 2008 annual consolidated financial statements describes all of the Company’s significant accounting policies.

Inventories

Finished goods, work-in-process, heap leach ore and stockpiled ore are valued at the lower of average production cost and net realizable value.

The Company records the cost of mining ore stacked on its leach pads and in process at certain of its mines as work-in-process inventory, and values work-in-process inventory at the lower of cost and estimated net realizable value.  These costs are charged to earnings and included in cost of sales on the basis of ounces of gold recovered.  The assumptions used in the valuation of work-in-process inventories include estimates of gold contained in the ore stacked on leach pads, assumptions of the amount of gold stacked that is expected to be recovered from the leach pads, and the amount of gold in the mill circuits and an assumption of the gold price expected to be realized when the gold is recovered.  If these estimates or assumptions prove to be inaccurate, the Company could be required to write down the carrying amount of its work-in-process inventories, which would reduce the Company’s earnings and working capital. At September 30, 2009 the average cost of inventory is significantly below its net realizable value.

Mining Interests

The Company records mining properties at cost. In accordance with Canadian GAAP, the Company capitalizes pre-commissioning production expenditures net of revenues received as part of cost. Exploration costs are expensed as incurred to the date of establishing that costs incurred are economically recoverable, at which time exploration costs are capitalized and included in the carrying amount of the related property.

A significant portion of the Company’s mining properties is depleted on a unit-of-sale basis. Under the unit-of-sale method, depletion of mining properties is based on the amount of reserves expected to be recovered from the mines. If estimates of reserves expected to be recovered prove to be inaccurate, or if the Company revises its mining plan for a location, due to reductions in the metal price forecasts or otherwise, to reduce the amount of reserves expected to be recovered, the Company could be required to write down the carrying amount of its mining properties, or to increase the amount of future depletion expense, both of which would reduce the Company’s earnings and net assets.

The Company reviews and evaluates its mining properties for impairment annually or when events or changes in circumstances indicate that the related carrying amounts may not be recoverable. For producing properties, this assessment is based on expected future net cash flows to be generated from the mine. For non-producing properties, this assessment is based on whether factors that indicate the need for a write-down are present. If the Company determines there has been an impairment because its prior estimates of future net cash flows have proven to be inaccurate, due to reductions in the metal price forecasts, increases in the costs of production, reductions in the amount of reserves expected to be recovered or otherwise, or because the Company has determined that the deferred costs of non-producing properties may not be recovered based on current economics or permitting considerations, the Company would be required to write down the carrying amount of its mining properties, which would reduce the Company’s earnings and net assets. At September 30, 2009, the Company assessed the change in factors which may indicate a need for impairment at each property, which indicated that the properties’ estimated undiscounted net cash flows are in excess of their carrying values.

Plant and equipment are depreciated over their estimated useful lives. In some instances, the estimated useful life is determined to be the life of mine in which the plant and equipment is used. If estimates of useful lives including the economic lives of mines prove to be

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Third Quarter Report – 2009
(in United States dollars, tabular amounts in millions, except where noted)

inaccurate, the Company could be required to write down the carrying amount of its plant and equipment, or to increase the amount of future depreciation expense, both of which would reduce the Company’s earnings and net assets.

Goodwill and Impairment Testing

The Company’s business combinations are accounted for using the purchase method of accounting whereby assets acquired and liabilities assumed are recorded at their fair market values as of the date of acquisition and any excess of the purchase price over such fair value is recorded as goodwill. As of the date of acquisition, goodwill is allocated to reporting units by determining estimates of the fair value of each reporting unit and comparing this amount to the fair value of assets and liabilities assigned to the reporting unit.

The Company performs an impairment test, on an annual basis, to determine whether the carrying amount of goodwill is no longer recoverable. To accomplish this, the Company compares the fair value of its reporting units to their carrying amounts. If the carrying value of a reporting unit exceeds its fair value, the Company compares the implied fair value of the reporting unit’s goodwill to its carrying amount, and any excess of the carrying value over the fair value is charged to earnings. Assumptions underlying fair value estimates are subject to significant risks and uncertainties. This annual test is performed at December 31 of each fiscal year. At the end of each period, the Company reviews its reporting units to determine whether current events and circumstances indicate that the carrying amount of goodwill may not be recoverable.  A review of the Company’s reporting units at September 30, 2009 indicates that no such impairment indicator exists.

Reclamation Obligations

The Company has an obligation to reclaim its properties after the minerals have been mined from the site, and has estimated the costs necessary to comply with existing reclamation standards. Canadian GAAP requires the Company to recognize the fair value of a liability for an asset retirement obligation, such as site closure and reclamation costs, in the period in which it is incurred if a reasonable estimate of fair value can be made. The Company records the estimated present value of future cash flows associated with site closure and reclamation as a liability when the liability is incurred and increases the carrying value of the related assets by the same amount. At the end of each reporting period, the liability is increased to reflect the passage of time (accretion expense). Adjustments to the liability are also made for changes in the estimated future cash flows underlying the initial fair value measurements which result in a corresponding change to the carrying value of the related assets. The capitalized asset retirement costs are amortized to earnings over the life of the related assets using the unit-of-production method. If the estimates of costs or of recoverable reserves prove to be inaccurate, or if the Company revises its mining plan for a location, due to reductions in the metal price forecasts or otherwise, to reduce the amount of reserves expected to be recovered, the Company could be required to write down the carrying amount of its mining properties or increase the amount of future depletion expense. A write-down of the carrying amount of mining properties due to changes in estimates of costs will have a corresponding impact to the liability and no impact to net assets. An increase to future depletion expense due to a reduction in the amount of reserves expected to be recovered would reduce the Company’s earnings and net assets.

Future Tax Assets and Liabilities

The Company recognizes the future tax benefit related to future income tax assets and sets up a valuation allowance against any portion of those assets that it believes is not more likely than not to be realized. Assessing the recoverability of future income tax assets requires management to make significant estimates related to expectations of future taxable income. Estimates of future taxable income are based on forecasted cash flows from operations and the application of existing tax laws in each jurisdiction. In circumstances where the applicable tax laws and regulations are either unclear or subject to ongoing varying interpretations, it is reasonably possible that changes in these estimates could occur that materially affect the amount of future income tax assets and liabilities recorded at the balance sheet date.

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Third Quarter Report – 2009
(in United States dollars, tabular amounts in millions, except where noted)

Foreign Currency Translation

The measurement currency of the Company and its foreign operations is the US dollar and therefore the operating results of the Company’s foreign operations are translated using the temporal method. Under this method, foreign currency monetary assets and liabilities are translated into US dollars at the exchange rates prevailing at the balance sheet date; non-monetary assets denominated in foreign currencies that are not measured at fair value are translated using the rate of exchange at the transaction date; non-monetary assets denominated in foreign currencies that are measured at fair value are translated using the exchange rate prevailing at the balance sheet date; and foreign exchange gains and losses are included in earnings. Of the $28.1 million and $237.7 million in loss on foreign exchange recognized during the three and nine months ended September 30, 2009, respectively, $17.5 million and $201.7 million, respectively, related to the translation of future income taxes primarily denominated in Canadian dollar and Mexican peso.

RECENT CANADIAN ACCOUNTING PRONOUNCEMENTS

Accounting Policies To Be Implemented Effective January 1, 2011

In January 2009, the CICA issued Handbook Sections 1582 – Business Combinations (“Section 1582”), 1601 – Consolidated Financial Statements (“Section 1601”) and 1602 – Non-controlling Interests (“Section 1602”) which replace CICA Handbook Sections 1581 – Business Combinations and 1600 – Consolidated Financial Statements. Section 1582 establishes standards for the accounting for business combinations that are equivalent to the business combination accounting standards under International Financial Reporting Standards (“IFRS”). Sections 1601 and 1602 establish standards for preparation of consolidated financial statements and the accounting for non-controlling interests in consolidated financial statements that are equivalent to the standards under IFRS. Section 1582 is applicable for the Company’s business combinations with acquisition dates on or after January 1, 2011. Sections 1601 and 1602 are applicable for the Company’s interim and annual consolidated financial statements for its fiscal year beginning January 1, 2011. Earlier adoption of these sections is permitted. The Company is considering early adoption of these sections, which requires that all three sections be adopted at the same time.

In June 2009, the CICA amended Section 3855 to clarify the application of the effective interest method after a debt instrument has been impaired and when an embedded prepayment option is separated from its host debt instrument at initial recognition for accounting purposes. The amendments are applicable for the Company’s interim and annual financial statements for its fiscal year beginning January 1, 2011. Earlier adoption is permitted.

International Financial Reporting Standards

In February 2008, the Canadian Accounting Standards Board confirmed that IFRS will replace Canadian GAAP effective January 1, 2011 for Canadian public entities, which affects the Company’s interim and annual financial statements for its fiscal year beginning January 1, 2011. The Company’s first IFRS financial statements will be its interim financial statements for the first quarter of 2011 with an opening balance sheet date of January 1, 2010, which will require restatement of comparative information presented. The conversion to IFRS will impact the Company’s accounting policies, information technology and data systems, internal control over financial reporting, and disclosure controls and procedures. The transition may also impact business activities, such as foreign currency and other hedging activities, certain contractual arrangements, debt covenants, capital requirements and compensation arrangements.

The Company has designated the appropriate resources to the conversion project to develop an effective plan and continues to assess resource and training requirements as the project progresses. The Company’s conversion plan consists of the following four phases: scoping and planning, detailed assessment, operations implementation and post implementation. The Company has completed the scoping and planning phase. The scoping and planning phase involved establishing a project management team, mobilizing organizational support for the conversion plan, obtaining stakeholder support for the project, identifying major areas affected by the conversion and developing a project charter, implementation plan and communication strategy. The detailed assessment phase (“phase 2”) which is in progress will result in the selection of IFRS accounting policies and transitional exemptions decisions, estimates of

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Third Quarter Report – 2009
(in United States dollars, tabular amounts in millions, except where noted)

quantification of financial statement impacts, preparation of shell financial statements and identification of business processes and resources impacted. The Company has completed shell financial statements, made estimates of the quantified impacts of a significant portion of anticipated changes to the Company’s current accounting policies on the Company’s IFRS opening balance sheet and identified business processes and resources impacted. The Company expects to complete estimates of the quantified impacts of the remaining anticipated changes to the Company’s current accounting policies on the Company’s IFRS opening balance sheet during the fourth quarter of 2009. The operations implementation phase (“phase 3”) includes the design of business, reporting and system processes to support the compilation of IFRS compliant financial data for the IFRS opening balance sheet at January 1, 2010, fiscal 2010 and thereafter. Phase 3 also includes ongoing training, testing of the internal control environment and updated processes for disclosure controls and procedures. Changes to the reporting and system processes to support preparation of the IFRS opening balance sheet at January 1, 2010 are expected to be implemented by the end of 2009. Post implementation (“phase 4”) will include sustainable IFRS compliant financial data and processes for fiscal 2011 and beyond. The International Accounting Standards Board continues to amend and add to current IFRS standards with several projects currently underway. The Company’s conversion process includes monitoring actual and anticipated changes to IFRS standards and related rules and regulations and assessing the impacts of these changes on the Company and its reporting, including expected dates of when such impacts are effective.

OUTLOOK

The Company has revised its outlook and expects to produce approximately 2.4 million ounces of gold at an average cash cost of approximately $300 per ounce (by-product) and less than $400 per ounce (co-product) in 2009.  Assumptions used to forecast total cash costs for the fourth quarter of 2009 include a by-product silver price of $15.00 per ounce, a by-product copper price of $2.75 per pound, an oil price of $75 per barrel and the Canadian dollar and Mexican peso at 1.10 and 12.50 respectively to the US dollar.

Total capital expenditures for 2009 are forecast at $1.5 billion, including $530.0 million for Peñasquito and $430.0 million for Pueblo Viejo. Total exploration expenditures in 2009 are expected to amount to $110.0 million, of which approximately one-third will be expensed, with efforts focused on replacing reserves mined throughout the year.  Total corporate and administrative expense, excluding stock based compensation expense, is forecast at $80.0 million for 2009 which reflects the impact of a stronger Canadian dollar. Depreciation and depletion expense is expected to be $505.0 million, and the Company expects an overall effective tax rate of 34% (before any future income tax impact of the proposed 2010 Mexican tax law changes which remain to be determined) for the remainder of 2009.

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Third Quarter Report – 2009
(in United States dollars, tabular amounts in millions, except where noted)

CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

The Company’s management, with the participation of its Chief Executive Officer and Chief Financial Officer, have evaluated the effectiveness of the Company’s disclosure controls and procedures.  Based upon the results of that evaluation, the Company’s Chief Executive Officer and Chief Financial Officer have concluded that, as of the end of the period covered by this report, the Company’s disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Company in reports it files is recorded, processed, summarized and reported, within the appropriate time periods and forms.

Internal Control Over Financial Reporting

The Company’s management, with the participation of its Chief Executive Officer and Chief Financial Officer, are responsible for establishing and maintaining adequate internal control over financial reporting. Under the supervision of the Chief Executive Officer and Chief Financial Officer, the Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. The Company’s internal control over financial reporting includes policies and procedures that:

•	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

•
provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP and that the Company’s receipts and expenditures are made only in accordance with authorization of management and the Company’s directors; and

•
provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the annual or interim financial statements.

There has been no change in the Company’s internal control over financial reporting during the three months ended September 30, 2009 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

Limitations of Controls and Procedures

The Company’s management, including the Chief Executive Officer and Chief Financial Officer, believes that any disclosure controls and procedures or internal control over financial reporting, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.  Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected.  These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake.  Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control.  The design of any systems of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions.  Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

GOLDCORP | 44

Third Quarter Report – 2009
(in United States dollars, tabular amounts in millions, except where noted)

Limitation on Scope of Design

The Company’s management, with the participation of its Chief Executive Officer and Chief Financial Officer, has limited the scope of the design of the Company’s disclosure controls and procedures and internal control over financial reporting to exclude controls, policies and procedures of Alumbrera, a proportionately consolidated entity in which the Company has a 37.5% interest, as the Company does not have the ability to dictate or modify controls at the entity. Alumbrera constitutes 3% of net assets, 4% of total assets, 21% of net earnings and 17% of earnings from operations of the unaudited interim consolidated financial statement amounts as of and for the three months ended September 30, 2009.

GOLDCORP | 45

Third Quarter Report – 2009
(in United States dollars, tabular amounts in millions, except where noted)

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Management’s Discussion and Analysis contains “forward-looking statements”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian Securities legislation. Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, silver and copper, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, currency exchange rate fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. All forward-looking statements and forward-looking information are developed based on assumptions about such risks, uncertainties and other factors set out herein. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Goldcorp to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to the integration of acquisitions; risks related to international operations; risks related to joint venture operations; actual results of current exploration activities; actual results of current reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of gold, silver and copper; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities, as well as those factors discussed in the section entitled “Description of the Business – Risk Factors” in Goldcorp’s annual information form for the year ended December 31, 2008, available on SEDAR at www.sedar.com. Although Goldcorp has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Goldcorp does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.

CAUTIONARY NOTE REGARDING RESERVES AND RESOURCES
Readers should refer to the annual information form of Goldcorp for the year ended December 31, 2008, dated March 13, 2009, and other continuous disclosure documents filed by Goldcorp available at www.sedar.com, for further information on mineral reserves and resources, which is subject to the qualifications and notes set forth therein.

GOLDCORP | 46

Third Quarter Report – 2009

Consolidated Statements of Earnings
(US dollars in millions, except for share and per share amounts – Unaudited)
			Three Months Ended September 30		Nine Months Ended September 30
	Note		2009	2008	2009	2008
Revenues	12		$691.9	$552.2	$1,945.3	$1,810.6
Operating expenses			303.4	279.1	865.5	856.5
Depreciation and depletion	12		130.7	122.8	384.8	353.9
Earnings from mine operations			257.8	150.3	695.0	600.2
Corporate administration (1)			31.2	33.5	96.7	100.0
Exploration			8.7	17.4	23.3	45.2
Earnings from operations	12		217.9	99.4	575.0	455.0
Other income (expenses)
Interest and other income (expenses)			(0.6)	8.8	(5.6)	27.6
Interest expense and finance fees	5	(b)	(12.5)	(0.9)	(37.0)	(7.1)
Share of income of equity investee			-	-	-	3.9
Gain (loss) on foreign exchange	6	(b)	(28.1)	253.7	(237.7)	95.9
Gain (loss) on non-hedge derivatives, net	6	(a)	(0.4)	15.9	9.3	(16.4)
Gain (loss) on securities, net	6	(a)	5.2	(23.5)	5.6	(25.0)
Gain on disposition of Silver Wheaton shares			-	-	-	292.5
Dilution gains (loss)			-	0.5	(0.7)	1.9
			(36.4)	254.5	(266.1)	373.3
Earnings before taxes and non-controlling interests			181.5	353.9	308.9	828.3
Income and mining taxes	8		(67.9)	(57.2)	(136.5)	(302.4)
Non-controlling interests			0.6	0.5	1.1	(8.4)
Net earnings			$114.2	$297.2	$173.5	$517.5
(1)Stock based compensation expense (non-cash item) included in corporate administration	9	(b)	$12.7	$11.0	$34.6	$30.7
Net earnings per share
Basic			$0.16	$0.42	$0.24	$0.73
Diluted	9	(d)	$0.16	$0.42	$0.24	$0.72
Weighted average number of shares outstanding (000’s)	9	(d)
Basic			731,815	713,718	730,709	710,936
Diluted			735,808	717,913	734,066	715,415

GOLDCORP | 47

Third Quarter Report – 2009

Consolidated Balance Sheets
 (US dollars in millions – Unaudited)
	Note		September 30 2009	December 31 2008
Assets
Cash and cash equivalents	11		$785.3	$262.3
Marketable securities	6	(a)	17.0	10.1
Accounts receivable			209.0	178.6
Income and mining taxes receivable			50.7	15.6
Future income and mining taxes			4.5	3.3
Inventories and stockpiled ore			294.4	226.2
Other			67.9	66.2
Current assets			1,428.8	762.3
Mining interests	4		17,776.3	17,062.5
Deposits on mining interest expenditures			168.0	229.3
Goodwill			761.8	761.8
Stockpiled ore			93.5	92.6
Investments	6	(a)	369.7	71.9
Other			26.2	28.4
			$20,624.3	$19,008.8
Liabilities
Accounts payable and accrued liabilities			$347.0	$294.0
Income and mining taxes payable			203.2	-
Future income and mining taxes			74.5	181.5
Current portion of long-term debt	5		15.4	-
Current liabilities			640.1	475.5
Income and mining taxes payable			10.4	28.0
Future income and mining taxes			3,497.2	3,203.9
Long-term debt	5		712.2	5.3
Reclamation and closure cost obligations			274.1	273.1
Other			25.4	12.7
			5,159.4	3,998.5
Non-controlling interests			49.7	51.2
Shareholders’ Equity
Common shares, share purchase warrants, stock options and convertible senior notes	9		12,878.4	12,625.2
Retained earnings			2,311.8	2,237.0
Accumulated other comprehensive income	10		225.0	96.9
			2,536.8	2,333.9
			15,415.2	14,959.1
			$20,624.3	$19,008.8

Commitments (note 6(b))

GOLDCORP | 48

Third Quarter Report – 2009

Consolidated Statements of Cash Flows
 (US dollars in millions – Unaudited)
			Three Months Ended September 30		Nine Months Ended September 30
	Note		2009	2008	2009	2008
Operating Activities
Net earnings			$114.2	$297.2	$173.5	$517.5
Reclamation expenditures			(8.2)	(6.5)	(18.9)	(15.0)
Items not affecting cash
Depreciation and depletion			130.7	122.8	384.8	353.9
Accretion on convertible senior notes	5	(b)	6.8	-	8.8	-
Stock based compensation expense	9	(b)	12.7	11.0	34.6	30.7
Share of income of equity investee			-	-	-	(3.9)
Unrealized loss (gain) on non-hedge derivatives	6	(a)	4.0	(22.5)	(2.8)	(8.8)
Loss (gain) on securities, net	6	(a)	(5.2)	0.6	(5.6)	1.6
Gain on disposition of Silver Wheaton shares			-	-	-	(292.5)
Dilution loss (gains)			-	(0.5)	0.7	(1.9)
Future income and mining taxes	8		48.5	52.5	56.0	178.9
Non-controlling interests			(0.6)	(0.5)	(1.1)	8.4
Transaction costs on convertible senior notes expensed	5	(b)	-	-	18.6	-
Unrealized loss (gain) on foreign exchange and other	6	(b)	18.2	(216.8)	224.0	(66.2)
Change in non-cash working capital	11		20.8	(20.2)	31.1	(84.6)
Cash provided by operating activities			341.9	217.1	903.7	618.1
Investing Activities
Acquisition of Gold Eagle, net of cash acquired			-	(553.0)	-	(553.0)
Expenditures on mining interests	12		(277.8)	(291.6)	(798.0)	(739.2)
Deposits on mining interest expenditures	12		(54.1)	(47.3)	(239.7)	(222.0)
Proceeds from disposition of Silver Wheaton shares, net			-	-	-	1,505.1
Purchase of securities	6	(a)	(88.0)	(20.4)	(155.7)	(20.4)
Proceeds from sale of securities			-	0.2	-	0.2
Other			-	1.0	1.6	(2.6)
Cash used in investing activities			(419.9)	(911.1)	(1,191.8)	(31.9)
Financing Activities
Debt borrowings	5		1.8	156.1	1,330.9	156.1
Debt repayments	5		-	(150.0)	(460.0)	(795.0)
Transaction costs on convertible senior notes	5	(b)	-	-	(22.8)	-
Common shares issued, net			28.8	14.9	61.0	94.7
Shares issued by subsidiaries to non-controlling interests			-	3.8	-	3.8
Dividends paid to common shareholders			(32.9)	(32.1)	(98.7)	(96.0)
Cash provided by (used in) financing activities			(2.3)	(7.3)	810.4	(636.4)
Effect of exchange rate changes on cash and cash equivalents			(0.4)	(5.6)	0.7	(6.7)
Increase (decrease) in cash and cash equivalents			(80.7)	(706.9)	523.0	(56.9)
Cash and cash equivalents, beginning of period			866.0	1,160.8	262.3	510.8
Cash and cash equivalents, end of period			$785.3	$453.9	$785.3	$453.9

Supplemental cash flow information (note 11)

GOLDCORP | 49

Third Quarter Report – 2009

Consolidated Statements of Shareholders’ Equity
(US dollars in millions, shares in thousands – Unaudited)
	Common Shares
	Shares	Amount	Share Purchase Warrants	Stock Options and Restricted Share Units	Convertible Senior Notes	RetainedEarnings	Accumulated Other Comprehensive Income	Total
At January 1, 2008	708,351	$11,772.8	$42.0	$115.6	$-	$890.1	$158.1	$12,978.6
Stock options exercised and restricted share units issued and vested	5,667	152.2	-	(48.4)	-	-	-	103.8
Fair value of stock options and restricted share units issued and vested	-	-	-	40.4	-	-	-	40.4
Shares, options and warrants issued in connection with the acquisition of Gold Eagle	15,582	536.6	8.0	6.0	-	-	-	550.6
Dividends declared	-	-	-	-	-	(128.7)	-	(128.7)
Net earnings	-	-	-	-	-	1,475.6	-	1,475.6
Other comprehensive loss	-	-	-	-	-	-	(61.2)	(61.2)
At December 31, 2008	729,600	12,461.6	50.0	113.6	-	2,237.0	96.9	14,959.1
Stock options exercised and restricted s hare units issued and vested (note 9(b))	3,096	91.6	-	(30.6)	-	-	-	61.0
Fair value of stock options and restricted share units issued and vested (note 9(b))	-	-	-	37.3	-	-	-	37.3
Convertible senior notes issued, net of issue costs (note 5(b))	-	-	-	-	154.9	-	-	154.9
Dividends declared	-	-	-	-	-	(98.7)	-	(98.7)
Net earnings	-	-	-	-	-	173.5	-	173.5
Other comprehensive income	-	-	-	-	-	-	128.1	128.1
At September 30, 2009	732,696	$12,553.2	$50.0	$120.3	$154.9	$2,311.8	$225.0	$15,415.2

Shareholders’ equity (note 9)
Accumulated other comprehensive income (note 10)

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Third Quarter Report – 2009
Consolidated Statements of Comprehensive Income
(US dollars in millions – Unaudited)
	Three Months Ended September 30		Nine Months Ended September 30
	2009	2008	2009	2008
Net earnings	$114.2	$297.2	$173.5	$517.5
Other comprehensive income (loss):
Gain (loss)on available-for-sale securities, net of tax expense of $4.9 million three months ended; $13.5 million nine months ended (2008 – net of tax recovery of $9.4 million three months ended; tax recovery of $0.1 million nine months ended)(note 6(a))	75.6	(41.0)	128.1	(40.3)
Reclassification adjustment for losses included in net earnings , net of tax of $nil	-	22.6	-	22.6
Adjustment arising from acquisition of Gold Eagle	-	(29.2)	-	(29.2)
Adjustment arising from disposition of Silver Wheaton shares	-	-	-	(17.7)
Non-controlling interests	-	-	-	(1.3)
Other comprehensive income (loss)	75.6	(47.6)	128.1	(65.9)
Comprehensive income	$189.8	249.6	$301.6	$451.6

GOLDCORP | 51

Third Quarter Report – 2009
(in United States dollars, tabular amounts in millions, except where noted)

Notes to the Consolidated Financial Statements
Three and Nine Months Ended September 30, 2009

1.	DESCRIPTION OF BUSINESS AND NATURE OF OPERATIONS

Goldcorp Inc (“Goldcorp” or “the Company”) is a gold producer engaged in gold mining and related activities including exploration, extraction, processing and reclamation.

The Company’s producing mining properties are comprised of the Red Lake, Porcupine and Musselwhite gold mines in Canada, the Alumbrera gold/copper mine (37.5% interest) in Argentina, the El Sauzal, Los Filos and San Dimas gold/silver mines in Mexico, the Marlin gold/silver mine in Guatemala, and the Marigold (66.7% interest) and Wharf gold mines in the United States. Significant development projects include the Peñasquito gold/silver/zinc/lead project in Mexico; the Cochenour, Éléonore and Hollinger gold projects in Canada; the Cerro Blanco gold/silver project in Guatemala and the Pueblo Viejo gold/silver/copper project (40% interest) in the Dominican Republic. At September 30, 2009, Goldcorp also owned a 66% interest in Terrane Metals Corp (“Terrane”), a publicly traded company engaged in the development of the Mt. Milligan gold/copper project in Canada.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These unaudited interim consolidated financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). The preparation of financial data is based on accounting policies and practices consistent with those used in the preparation of the Company’s audited annual consolidated financial statements for the year ended December 31, 2008, except as described in note 3. The accompanying unaudited interim consolidated financial statements should be read in conjunction with the Company’s audited annual consolidated financial statements for the year ended December 31, 2008, as they do not contain all disclosures required by Canadian GAAP for annual financial statements.

In the opinion of management, all adjustments necessary to present fairly the financial position of the Company as at September 30, 2009 and results of its operations and cash flows for all periods presented have been made. The interim results are not necessarily indicative of results for a full year.

Basis of presentation and principles of consolidation

These unaudited interim consolidated financial statements include the accounts of the Company and all of its subsidiaries. The principal mining properties of Goldcorp and their geographic locations at September 30, 2009, are listed below:

Mining properties	Location	Ownership interest	Status	Operations and development projects owned
Red Lake Gold Mines (“Red Lake”)	Canada	100%	Consolidated	Red Lake and Campbell complexes, and Cochenour gold project
Porcupine Mines (“Porcupine”)	Canada	100%	Consolidated	Porcupine mines and Hollinger gold project
Musselwhite Mine (“Musselwhite”)	Canada	100%	Consolidated	Musselwhite mine
Les Mines Opinaca Ltée (“Éléonore”)	Canada	100%	Consolidated	Éléonore gold project
Terrane Metals Corp. (“Terrane”)	Canada	66%	Consolidated	Mt Milligan and certain other Canadian exploration interests
Wharf Gold Mine (“Wharf”)	United States	100%	Consolidated	Wharf mine
Marigold Mining Company (“Marigold”)	United States	66.7%	Proportionately consolidated	Marigold mine, unincorporated joint venture
San Dimas Mine (“San Dimas”)	Mexico	100%	Consolidated	San Dimas mine
Los Filos Mines (“Los Filos”)	Mexico	100%	Consolidated, except for El Limón which is accounted for by the equity method	Los Filos mines and El Limón gold project
Minas de la Alta Pimeria SA de CV (“El Sauzal”)	Mexico	100%	Consolidated	El Sauzal mine
Minera Peñasquito SA de CV (“Peñasquito”)	Mexico	100%	Consolidated	Peñasquito gold/silver/zinc/lead project

GOLDCORP | 52

Third Quarter Report – 2009
(in United States dollars, tabular amounts in millions, except where noted)

Mining properties	Location	Ownership interest	Status	Operations and development projects owned
Minera Alumbrera Ltd (“Alumbrera”)	Argentina	37.5%	Proportionately consolidated	Alumbrera mine, incorporated joint venture
Montana Exploradora de Guatemala SA (“Marlin”)	Guatemala	100%	Consolidated	Marlin mine
Entre Mares de Guatemala SA (“Cerro Blanco”)	Guatemala	100%	Consolidated	Cerro Blanco gold/silver project
Minerales Entre Mares de Honduras SA (“San Martin”)	Honduras	100%	Consolidated	San Martin mine (in reclamation)
Pueblo Viejo Dominicana Corporation (“Pueblo Viejo”)	Dominican Republic	40%	Equity investment	Pueblo Viejo gold/silver/copper project

All intercompany transactions and balances have been eliminated.

3.	CHANGES IN ACCOUNTING POLICIES

Accounting policies implemented effective January 1, 2009

On January 1, 2009, the Company adopted the CICA Handbook Section 3064 - Goodwill and Intangible Assets (“Section 3064”), which replaces CICA Handbook Sections 3062 - Goodwill and Other Intangible Assets (“Section 3062”) and 3450 - Research and Development Costs. Various changes have been made to other sections of the CICA Accounting Handbook for consistency purposes. Section 3064 establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and intangible assets. Standards concerning goodwill are unchanged from the standards included in Section 3062. The adoption of Section 3064 did not result in a material impact on the Company’s consolidated financial statements.

In January 2009, the CICA issued Emerging Issues Committee (“EIC”) Abstract 173 - Credit Risk and the Fair Value of Financial Assets and Financial Liabilities (“EIC-173”). EIC-173 provides guidance on how to take into account credit risk of an entity and counterparty when determining the fair value of an entity’s financial assets and financial liabilities, including derivative instruments. EIC-173 is applicable for the Company’s interim and annual consolidated financial statements for its fiscal year ending December 31, 2009, with retrospective application. The adoption of EIC-173 did not result in a material impact on the Company’s consolidated financial statements.

In March 2009, the CICA issued EIC Abstract 174 - Mining Exploration Costs (“EIC-174”) which supercedes EIC Abstract 126 - Accounting by Mining Enterprises for Exploration Costs (“EIC-126”), to provide additional guidance for mining exploration enterprises on the capitalization of exploration costs, when an assessment of impairment of these costs is required and conditions indicating impairment. EIC 174 is applicable for the Company’s interim and annual consolidated financial statements for its fiscal year ending December 31, 2009, with retrospective application. The adoption of EIC-174 did not result in a material impact on the Company’s consolidated financial statements.

In June 2009, the CICA amended Handbook Section 3862 – Financial Instruments – Disclosures to include additional disclosure requirements about fair value measurements of financial instruments and to enhance liquidity risk disclosure requirements for publicly accountable enterprises. The amendments are applicable for the Company’s annual consolidated financial statements for its fiscal year ending December 31, 2009.

On July 1, 2009, the Company adopted the amendments made by the CICA to Handbook Section 3855 – Financial Instruments – Recognition and Measurement (“Section 3855”) to provide additional guidance concerning the assessment of embedded derivatives upon reclassification of a financial asset out of the held-for-trading category, amend the definition of loans and receivables, amend the categories of financial assets into which debt instruments are required or permitted to be classified, amend the impairment guidance for held-to-maturity debt instruments and require reversal of impairment losses on available-for-sale debt instruments when conditions have changed. The additional guidance on assessment of embedded derivatives is applicable for

GOLDCORP | 53

Third Quarter Report – 2009
(in United States dollars, tabular amounts in millions, except where noted)

reclassifications made on or after July 1, 2009. All other amendments are applicable as of January 1, 2009. The adoption of these amendments did not result in a material impact on the Company’s consolidated financial statements.

Accounting policies to be implemented effective January 1, 2011

In January 2009, the CICA issued Handbook Sections 1582 – Business Combinations (“Section 1582”), 1601 – Consolidated Financial Statements (“Section 1601”) and 1602 – Non-controlling Interests (“Section 1602”) which replace CICA Handbook Sections 1581 – Business Combinations and 1600 – Consolidated Financial Statements. Section 1582 establishes standards for the accounting for business combinations that are equivalent to the business combination accounting standards under International Financial Reporting Standards (“IFRS”). Sections 1601 and 1602 establish standards for preparation of consolidated financial statements and the accounting for non-controlling interests in financial statements that are equivalent to the standards under IFRS. Section 1582 is applicable for the Company’s business combinations with acquisition dates on or after January 1, 2011. Sections 1601 and 1602 are applicable for the Company’s interim and annual consolidated financial statements for its fiscal year beginning January 1, 2011. Earlier adoption of these sections is permitted. The Company is considering early adoption of these sections, which requires that all three sections be adopted at the same time.

In June 2009, the CICA amended Section 3855 to clarify the application of the effective interest method after a debt instrument has been impaired and when an embedded prepayment option is separated from its host debt instrument at initial recognition for accounting purposes. The amendments are applicable for the Company’s interim and annual financial statements for its fiscal year beginning January 1, 2011. Earlier adoption is permitted.

GOLDCORP | 54

Third Quarter Report – 2009
(in United States dollars, tabular amounts in millions, except where noted)

4.	MINING INTERESTS

	September 30, 2009			December 31, 2008
	Cost	Accumulated depreciation and depletion	Net book value	Cost	Accumulated depreciation and depletion	Net book value
Mining properties	$16,401.3	$(1,021.5)	$15,379.8	$15,872.6	$(792.5)	$15,080.1
Plant and equipment	3,046.1	(649.6)	2,396.5	2,448.2	(465.8)	1,982.4
	$19,447.4	$(1,671.1)	$17,776.3	$18,320.8	$(1,258.3)	$17,062.5

A summary by property of the net book value is as follows:
	Mining properties
	Depletable	Non-depletable	Total	Plant and equipment	September 30 2009	December 31 2008
Red Lake	$367.1	$2,121.9	$2,489.0	$287.2	$2,776.2	$2,773.0
Porcupine	102.1	148.2	250.3	167.7	418.0	441.5
Musselwhite	84.7	145.7	230.4	140.3	370.7	337.3
Éléonore	-	818.8	818.8	-	818.8	805.3
Terrane	-	196.8	196.8	-	196.8	189.5
Wharf	10.7	-	10.7	7.3	18.0	21.5
Marigold	53.5	115.8	169.3	51.7	221.0	206.4
San Dimas	26.4	-	26.4	6.8	33.2	18.9
Los Filos	364.9	169.1	534.0	191.2	725.2	723.5
El Sauzal	105.2	82.1	187.3	15.5	202.8	272.4
Peñasquito (a)(b)	-	8,602.4	8,602.4	1,254.9	9,857.3	9,314.7
Mexican exploration projects	-	167.3	167.3	-	167.3	167.3
Alumbrera	341.6	-	341.6	180.9	522.5	566.1
Marlin	479.9	233.4	713.3	60.0	773.3	802.3
Cerro Blanco	-	52.6	52.6	3.2	55.8	47.6
Corporate and other	-	-	-	27.8	27.8	23.3
	$1,936.1	$12,854.1	$14,790.2	$2,394.5	$17,184.7	$16,710.6
Investments accounted for using the equity method
Pueblo Viejo (c)	-	501.6	501.6	-	501.6	262.1
El Limón (c)	-	88.0	88.0	2.0	90.0	89.8
	-	589.6	589.6	2.0	591.6	351.9
	$1,936.1	$13,443.7	$15,379.8	$2,396.5	$17,776.3	$17,062.5

(a)
Included in the carrying amount is capitalized interest during the three and nine months ended September 30, 2009 in the amount of $nil (three months ended September 30, 2008 - $nil; nine months ended September 30, 2008 - $ 1.4 million).

(b)
During the three and nine months ended September 30, 2009, the Company capitalized $0.4 million and $2.7 million, respectively, relating to stock options vested during the period (three and nine months ended September 30, 2008 - $ nil). (note 9(b))

(c)
The equity investments in these exploration/development stage properties have no current operations. The carrying amounts represent the fair values of the properties at the time they were acquired, plus subsequent expenditures which have been invested in property development.

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Third Quarter Report – 2009
(in United States dollars, tabular amounts in millions, except where noted)

5.	LONG TERM DEBT

	September 30 2009	December 31 2008
C$40 million non-revolving term loan (a)	$15.4	$5.3
$862.5 million convertible senior notes (b)	712.2	-
	727.6	5.3
Less: current portion of long-term debt	(15.4)	-
	$712.2	$5.3

(a)
On July 8, 2008, Terrane entered into a credit agreement with the Bank of Montreal for an 18-month, non-revolving term loan facility of up to C$40 million to further advance Terrane's long lead-time capital equipment procurement program in support of the construction of an open pit mine and 60,000 tonnes per day processing plant at Terrane’s Mt. Milligan project. At September 30, 2009, Terrane had C$16.5 million outstanding under 90 day Bankers Acceptances with a weighted average annual effective interest rate of 1.7%. This amount is classified as current liabilities at September 30, 2009.

(b)
On June 5, 2009, the Company issued convertible senior notes (“the notes” or “the Company’s notes”) with an aggregate principal amount of $862.5 million. The notes are unsecured and bear interest at an annual rate of 2.0% payable semi-annually in arrears on February 1 and August 1 of each year, beginning on February 1, 2010, and mature on August 1, 2014.

Holders of the notes may convert the notes at their option at any time during the period from May 1, 2014 to the maturity date and at any time during the period from June 5, 2009 to May 1, 2014, subject to certain market and other conditions. The notes are convertible into the Company’s common shares at a conversion rate of 20.8407 common shares for every $1,000 principal amount of notes, subject to adjustment in certain events. Subject to satisfaction of certain conditions, the Company may, upon conversion by the holder, elect to settle in cash or a combination of cash and common shares. The notes are non-redeemable, except upon occurrence of certain changes in Canadian withholding tax laws or a fundamental change.

The notes are accounted for as compound financial instruments comprised of a liability and an equity component. Of the total proceeds of $862.5 million, $703.4 million was allocated on initial recognition to the liability component, representing the present value of the Company’s contractual obligation to make principal and interest payments using an annual effective interest rate of 6.33%, being management’s estimate of the interest rate available on similar borrowings without the conversion feature at the time the notes were issued. The remaining amount of $159.1 million was allocated on initial recognition to the equity component, representing the value of the call options granting the holders the right to convert into common shares of the Company. Total transaction costs of $22.8 million were allocated in proportion to the allocation of proceeds. The amount allocated to the liability of $18.6 million was expensed on initial recognition and included in finance fees.

The carrying amount of the liability is accreted to the face value of the notes over the term of the notes. Accretion is included in interest expense during each period based on the annual effective interest rate of 6.33% per annum. Interest expense for the three and nine months ended September 30, 2009 amounted to $11.1 million and $14.3 million, which includes $6.8 million and $8.8 million of accretion, respectively.

(c)
On May 18, 2007, the Company entered into a $1.5 billion revolving credit facility. The revolving credit facility is unsecured and amounts drawn are required to be refinanced or repaid on or by May 18, 2012. Effective June 1, 2009, amounts drawn incur interest at LIBOR plus 0.25% to 0.70% per annum dependent upon the Company’s debt ratings, increasing by an additional 0.05% per annum if the total amount drawn under this facility exceeds $750 million. Undrawn amounts are subject to a 0.07% to 0.175% per annum commitment fee dependent on the Company’s debt ratings. There was no amount outstanding under this facility at December 31, 2008 and September 30, 2009. A portion of the proceeds from issuance of the notes on

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Third Quarter Report – 2009
(in United States dollars, tabular amounts in millions, except where noted)

June 5, 2009 (note 5(b)) was used to repay the outstanding balance of $355.0 million under this facility from draws made during the period from January 1, 2009 to June 5, 2009. There were no draws made under this facility subsequent to June 5, 2009.

6.	FINANCIAL INSTRUMENTS

(a)	Financial assets and liabilities

The Company’s financial instruments at September 30, 2009 and December 31, 2008 consist of cash, short-term money market investments, marketable securities, accounts receivable, investments in equity securities and warrants, accounts payable and accrued liabilities, current and long-term debt including convertible debt, and foreign currency, heating oil and copper contracts.

At September 30, 2009 the carrying amounts of cash, short-term money market investments, accounts receivable and accounts payable and accrued liabilities are considered to be reasonable approximations of their fair values due to the short-term nature of these instruments. The carrying amount of the Company’s non-revolving term loan approximates the fair value due to its floating interest rates being in line with market interest rates.

On initial recognition, the carrying amount of the liability component of the Company’s notes (note 5(b)) equaled the fair value of the notes on that date. The fair value of the notes was calculated using the market interest rate on similar borrowings but without the conversion feature on the initial recognition date of June 5, 2009, being 6.33% per annum. The initial carrying amount has been accreted from June 5, 2009 to September 30, 2009 based on the annual effective interest rate of 6.33%. The estimated  market interest rate on similar borrowings without the conversion feature decreased to approximately 4% per annum as at September 30, 2009. Accordingly, the fair value of the liability component of the notes has increased to $789.0 million, compared to a carrying amount of $717.7 million, which includes $5.5 million of accrued interest payable included in accounts payable and accrued liabilities as at September 30, 2009.

Marketable securities and investments

The Company’s investments in warrants, classified as held-for-trading, and marketable securities and investments in equity securities, classified as available-for-sale, are recorded at fair value.  Fair values for marketable securities and investments in equity securities are quoted market prices.  Fair values for investments in warrants are estimated using the Black Scholes option pricing model.  The balances outstanding for these instruments at September 30, 2009 and December 31, 2008 and the gains and losses for the three and nine months ended September 30 are as follows:

	September 30 2009	December 31 2008
Marketable securities
Marketable securities – available-for-sale	$17.0	$10.1

Investments
Equity securities – available-for-sale	$355.9	$70.7
Warrants – held-for-trading	13.8	1.2
	$369.7	$71.9

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Third Quarter Report – 2009
(in United States dollars, tabular amounts in millions, except where noted)

	Three Months Ended September 30		Nine Months Ended September 30
	2009	2008	2009	2008
Available-for-sale securities	Mark-to market gains in OCI	Mark-to-market losses in OCI	Mark-to market gains in OCI	Mark-to-market losses in OCI
Marketable securities	$2.3	$(9.5)	$5.1	$(6.2)
Investments in equity securities	78.2	(40.9)	136.5	(34.2)
	80.5	(50.4)	141.6	(40.4)
Future tax recovery (expense) in OCI	(4.9)	9.4	(13.5)	0.1
	75.6	(41.0)	128.1	(40.3)
Reclassification adjustment for realized gains included in net earnings, net of tax of $nil	-	(0.1)	-	(0.1)
Reclassification adjustment for unrealized impairment losses included in net earnings, net of tax of $nil	-	22.7	-	22.7
Adjustment arising from acquisition of Gold Eagle	-	(29.2)	-	(29.2)
Adjustment arising from disposition of Silver Wheaton shares	-	-	-	(17.7)
Non-controlling interests	-	-	-	(1.3)
	$75.6	$(47.6)	$128.1	$(65.9)

	Three Months Ended September 30		Nine Months Ended September 30
	2009	2008	2009	2008
Warrants – held-for-trading	Gains in net earnings	Losses in net earnings	Gains in net earnings	Losses in net earnings
Realized losses, net of tax	$-	$(0.2)	$-	$(3.1)
Unrealized mark-to-market gains (losses)
Investments	5.2	(0.7)	5.6	0.9
Future tax expense	-	-	-	(0.2)
	5.2	(0.9)	5.6	0.7
	$5.2	$(0.9)	$5.6	$(2.4)

The Company made the following investments in equity securities and warrants during the three and nine months ended September 30:

	Three Months Ended September 30		Nine Months Ended September 30
	2009	2008	2009	2008
Equity securities	$81.0	$20.4	$148.7	20.4
Warrants	7.0	-	7.0	-
	$88.0	$20.4	$155.7	$20.4

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Third Quarter Report – 2009
(in United States dollars, tabular amounts in millions, except where noted)

Derivative instruments

(i)	Foreign currency, heating oil and copper contracts

During the three and nine months ended September 30, 2009, the Company entered into Canadian dollar and Mexican peso forward and option contracts to purchase and sell the respective foreign currencies at pre-determined US dollar amounts. At September 30, 2009, the Company’s outstanding foreign currency contracts which settle and/or expire between October 1, 2009 and December 31, 2010 were as follows:

1.	Canadian dollar forward contracts to sell $15.0 million at 1.26 to the US dollar;

2.	Canadian dollar call options held to sell $39.0 million at 1.19 to the US dollar;

3.	Canadian dollar put options written to buy $39.0 million at 1.22 to the US dollar;

4.	Mexican peso forward contracts to sell $45.0 million at 14.22 to the US dollar;

5.	Mexican peso call options held to sell $75.0 million at 13.29 to the US dollar; and

6.	Mexican peso put options written to buy $75.0 million at 15.03 to the US dollar.

During the three and nine months ended September 30, 2009, the Company entered into heating oil forward contracts that are cash settled by reference to the monthly NYMEX heating oil commodity price. At September 30, 2009, the Company had outstanding forward contracts to purchase 0.9 million gallons of heating oil at an average price of $1.46 per gallon that settle between October 1, 2009 and December 31, 2009.

During the six months ended September 30, 2009, the Company entered into copper forward and option contracts that are cash settled to manage its exposure to copper price volatility. The Company did not enter into any such contracts during the three months ended March 31, 2009. At September 30, 2009, the Company’s outstanding copper contracts which expire between October 1, 2009 and March 31, 2010 were as follows:

1.	Forward contracts to sell 6.9 million pounds at an average price of $2.84 per pound;

2.	Options held to sell 19.2 million pounds at an average price of $2.16 per pound; and

3.	Options written to buy 19.2 million pounds at an average price of $2.55 per pound.

The above contracts meet the definition of derivatives and do not meet the criteria for hedge accounting.  As a result, they are marked-to-market and measured at fair value at the end of each period with changes to fair value included in earnings for the period. The fair values of foreign currency contracts are determined based on various market variables, including foreign exchange forward curves, exchange rate volatility and the risk-free interest rate. The fair values of heating oil forward and copper contracts are determined by reference to published heating oil and copper prices in an active market.

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Third Quarter Report – 2009
(in United States dollars, tabular amounts in millions, except where noted)

At September 30, 2009, the fair value of derivative contracts outstanding and the gains (losses) included in earnings for the three and nine months then ended are as follows:

	September 30 2009	December 31 2008
Current derivative assets, included in other current assets:
Foreign currency contracts	$10.4	$-
Heating oil forward contracts	0.4	-
Copper contracts	1.1	-
	11.9	-
Current derivative liabilities included in accounts payable and accrued liabilities:		-
Foreign currency contracts	(2.1)	-
Copper contracts	(7.0)	-
	(9.1)	-
	$2.8	$-

	Three Months Ended September 30		Nine Months Ended September 30
	2009	2008	2009	2008
Realized gains (losses) on matured contracts	$3.6	$(6.6)	$6.5	$(25.2)
Unrealized mark-to-market gains (losses) on outstanding contracts and reversal of mark-to-market losses (gains) on matured contracts	(4.0)	22.5	2.8	8.8
Gain (loss) on non-hedge derivatives, net	$(0.4)	$15.9	$9.3	$(16.4)

(ii)	Embedded derivatives

Financial instruments and non-financial contracts may contain embedded derivatives, which are required to be accounted for separately at fair value as derivatives when the risks and characteristics of the embedded derivatives are not closely related to those of their host contract and the host contract is not carried at fair value. The Company regularly assesses its financial instruments and non-financial contracts to ensure that any embedded derivatives are accounted for in accordance with its policy. There were no material embedded derivatives requiring separate accounting at September 30, 2009 or December 31, 2008.

(b)	Financial instrument risk exposure

The Company manages its exposure to financial risks, including credit risk, liquidity risk, currency risk, interest rate risk and price risk, in accordance with its Risk Management Policy. The Company’s Board of Directors oversees management’s risk management practices by setting trading parameters and reporting requirements. The Risk Management Policy provides a framework for the Company to manage the risks it is exposed to in various markets and to protect itself against adverse price movements. All transactions undertaken are to support the Company’s ongoing business. The Company does not acquire or issue derivative financial instruments for trading or speculative purposes.

The following describes the types of risks that the Company is exposed to and its objectives and policies for managing those risk exposures.

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Third Quarter Report – 2009
(in United States dollars, tabular amounts in millions, except where noted)

Credit risk

Credit risk is the risk that the counterparty to a financial instrument will cause a financial loss for the Company by failing to discharge its obligations. There has been no significant change in the Company’s exposure to credit risk and its objectives and policy for managing these risks during the nine months ended September 30, 2009.

Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with financial liabilities.  The Company has in place a rigorous planning, budgeting and forecasting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis and its expansionary plans. The Company ensures that sufficient committed loan facilities exist to meet its short-term business requirements, taking into account its anticipated cash flows from operations and its holdings of cash and cash equivalents. During the three and nine months ended September 30, 2009, the Company generated operating cash flows from continuing activities of $341.9 million and $903.7 million, respectively (three and nine months ended September 30, 2008 - $217.1 million and $618.1 million, respectively).

At September 30, 2009, Goldcorp held cash and cash equivalents of $785.3 million (December 31, 2008- $262.3 million) and had working capital of $788.7 million (December 31, 2008 - $286.8 million).

On May 18, 2007, Goldcorp entered into a $1.5 billion revolving credit facility. At September 30, 2009, there was no amount outstanding under this credit facility. On July 8, 2008, Terrane entered into a credit agreement with the Bank of Montreal for an 18-month, non-revolving term loan facility of up to C$40 million. At September 30, 2009, the amount outstanding was C$16.5 million ($15.4 million).

In the normal course of business, the Company enters into contracts that give rise to commitments for future minimum payments. The following table summarizes the remaining contractual maturities of the Company’s financial liabilities and operating and capital commitments at September 30, 2009:

	September 30, 2009					December 31 2008
	Within 1 year	2 to 3 years	4 to 5 years	Over 5 years	Total	Total
Accounts payable and accrued liabilities	$337.9	$-	$-	$-	$337.9	$294.0
Current derivative liabilities (note 6(a))	9.1	-	-	-	9.1	-
Debt re-payments (principal portion)	15.4	-	862.5	-	877.9	5.3
Interest payments on convertible senior notes (note 5(b))	19.9	34.5	34.5	-	88.9	-
Capital expenditure commitments	143.6	40.5	-	-	184.1	294.1
Minimum rental and lease payments	1.4	3.2	2.8	3.0	10.4	11.4
	$527.3	$78.2	$899.8	$3.0	$1,508.3	$604.8

At September 30, 2009, the Company had letters of credit outstanding and secured deposits in the amount of $263.6 million (December 31, 2008 - $201.3 million).

In the opinion of management, the working capital at September 30, 2009, together with future cash flows from operations, is sufficient to support the Company’s commitments. The Company’s total planned capital expenditures for the remainder of 2009 with a focus on commissioning Peñasquito in 2010 and further developing Pueblo Viejo are forecasted to be $540.0 million. These expenditures will be funded partly by cash flows from operations, available cash balances raised from the issuance of the convertible senior notes in June of 2009 (note 5(b)) and available funding under the $1.5 billion revolving credit facility.

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Third Quarter Report – 2009
(in United States dollars, tabular amounts in millions, except where noted)

For the periods beyond 2009, cash flows from operations and available funding under the Company’s loan facilities, which include an anticipated project financing loan of approximately $1.0 billion for Pueblo Viejo ($400.0 million – Goldcorp’s share), are expected to sufficiently support further expansions and growth. Peñasquito will be the main driver of the Company’s gold production growth expected in the next five years, with significant contributions from Red Lake and Pueblo Viejo.

Market Risk

(i)	Currency risk

Currency risk is the risk that the fair values or future cash flows of the Company’s financial instruments will fluctuate because of changes in foreign exchange rates.  Exchange rate fluctuations may affect the costs that the Company incurs in its operations. Gold, silver and copper are sold in US dollars and the Company’s costs are incurred principally in US dollars, Canadian dollars, Mexican pesos, Argentine pesos and Guatemalan quetzals. The appreciation of non-US dollar currencies against the US dollar can increase the cost of gold, silver and copper production and capital expenditures in US dollar terms. The Company also holds cash and cash equivalents that are denominated in non-US dollar currencies which are subject to currency risk.  Accounts receivable and other current and long-term assets denominated in non-US dollars relate to goods and services taxes, value-added taxes and insurance receivables. At September 30, 2009, the Company had $3.7 billion of future income tax liabilities which arose from the acquisitions of Placer Dome assets and Glamis in 2006 and Gold Eagle in the third quarter of 2008 which are payable in local currencies. The future income tax liabilities are monetary items, which are translated each period end at current exchange rates, with the gain or loss recorded in net earnings for the period.

The Company is exposed to currency risk through the following financial assets and liabilities and future income tax liabilities denominated in currencies other than US dollars at September 30, 2009:

September 30, 2009	Cash and cash equivalents	Accounts receivable and other current and long-term assets	Income and mining taxes receivable (payable)	Accounts payable and accrued liabilities	Current portion of long term debt	Future income tax liabilities
Canadian dollar	$2.4	$8.9	$(177.7)	$(123.6)	$(15.4)	$(1,227.3)
Mexican peso	6.3	77.1	39.7	(137.5)	-	(2,365.7)
Argentinean peso	3.9	13.9	(27.7)	(43.0)	-	(114.0)
Guatemalan quetzal	1.4	12.1	-	(16.5)	-	(18.0)
	$14.0	$112.0	$(165.7)	$(320.6)	$(15.4)	$(3,725.0)

December 31, 2008	Cash and cash equivalents	Accounts receivable and other c urrent and long-term a ssets	Income and mining taxes receivable (payable)	Accounts payable and accrued liabilities	Long term debt	Future income tax liabilities
Canadian dollar	$4.7	$13.9	$(6.8)	$(115.4)	$(5.3)	$(1,059.5)
Mexican peso	19.5	87.8	17.8	(104.1)	-	(2,174.3)
Argentinean peso	1.3	34.4	13.3	(35.0)	-	(139.3)
Guatemalan quetzal	1.2	11.2	-	(13.3)	-	(4.6)
	$26.7	$147.3	$24.3	$(267.8)	$(5.3)	$(3,377.7)

During the three and nine months ended September 30, 2009, the Company recognized a loss of $28.1 million and $237.7 million on foreign exchange, respectively (three and nine months ended September 30, 2008 – gain of $253.7 million and $95.9 million, respectively). Of this amount, $17.5 million and $201.7 million resulted from the translation of future income taxes denominated in

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Third Quarter Report – 2009
(in United States dollars, tabular amounts in millions, except where noted)

currencies other than US dollars, respectively (three and nine months ended September 30, 2008 – gain of $240.2 million and $85.2 million, respectively). Based on the above net exposures at September 30, 2009, a 10% depreciation or appreciation of the above currencies against the US dollar would result in a $246.0 million increase or decrease in the Company’s after-tax net earnings for the nine months then ended.

During the three and nine months ended September 30, 2009, the Company entered into Canadian dollar and Mexican peso forward and option contracts to purchase and sell the respective foreign currencies at pre-determined US dollar amounts (note 6(a)). These contracts were entered into to normalize operating expenses incurred by the Company’s foreign operations as expressed in US dollar terms. In accordance with its Risk Management Policy, the Company may hedge up to 50% and 30% of its annual Canadian dollar and Mexican peso operating expenditures over the next twelve months and subsequent thirteen to twenty four months, respectively.

(ii)	Interest rate risk

Interest rate risk is the risk that the fair values and future cash flows of the Company’s financial instruments will fluctuate because of changes in market interest rates.  The Company is exposed to interest rate risk on its outstanding revolving credit facility and non-revolving term loan and cash and cash equivalents. The Company monitors its exposure to interest rates and is comfortable with its exposures given the relatively low short-term US dollar rates. The weighted average interest rate incurred by the Company during the three and nine months ended September 30, 2009 on outstanding balances under its revolving credit facility and non-revolving term loan was 1.1% and 0.81%, respectively. At September 30, 2009, a 10% increase or decrease in the interest rate would result in a nominal decrease or increase in the Company’s after-tax quarterly net earnings.  The average interest rate earned by the Company during the three and nine months ended September 30, 2009 on its cash and cash equivalents were 0.26% and 0.24%, respectively. A 10% increase or decrease in the interest earned from financial institutions on deposits held and money market investments would result in a nominal increase or decrease in the Company’s after-tax quarterly net earnings.

(iii)	Price risk

Price risk is the risk that the fair values or future cash flows of the Company’s financial instruments will fluctuate because of changes in market prices.  There has been no significant change in the Company’s exposure to price risk and its objectives and policy for managing these risks during the nine months ended September 30, 2009.

7.      MANAGEMENT OF CAPITAL

There has been no significant change in the Company’s objectives, policies and processes for managing its capital during the nine months ended September 30, 2009. The Company expects its current capital resources which includes anticipated project financing for Pueblo Viejo and projected free cash flow from continuing operations to support further exploration and development of its mining properties.

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Third Quarter Report – 2009
(in United States dollars, tabular amounts in millions, except where noted)

8.	INCOME AND MINING TAXES

	Three Months Ended September 30		Nine Months Ended September 30
	2009	2008	2009	2008
Current income and mining tax expense	$19.4	$4.7	$207.5	$123.5
Future income and mining tax expense (recovery)	48.5	52.5	(71.0)	178.9
	$67.9	$57.2	$136.5	$302.4

Income tax expense for the three and nine months ended September 30, 2009 and 2008 differs from the amount that would result from applying the Canadian federal and provincial income tax rates to earnings before taxes and non-controlling interests.  These differences result from the items noted below:

	Three Months Ended September 30		Nine Months Ended September 30
	2009	2008	2009	2008
Earnings before taxes and non-controlling interests	$181.5	$353.9	$308.9	$828.3
Canadian federal and provincial income tax rates	30.91%	31.45%	30.91%	31.45%
Income tax expense based on Canadian federal and provincial income tax rates	56.1	111.3	95.5	260.5
Increase (decrease) attributable to:
Tax on disposition of Silver Wheaton shares	-	-	-	155.9
Foreign exchange on future income tax liabilities	5.5	(75.5)	62.4	(26.8)
Non-deductible expenditures	4.4	2.6	12.8	7.8
Effects of different foreign statutory tax rates on earnings of subsidiaries	(12.2)	(6.5)	(30.8)	(109.3)
Provincial mining taxes	11.0	5.5	27.2	12.8
Resource allowance	(4.4)	(4.0)	(11.5)	(7.9)
Change in valuation allowance	(14.9)	6.4	(23.3)	-
Change in reserves for uncertain tax positions	9.8	(3.5)	3.8	2.4
Impact of reduction in tax rates on future income taxes	0.4	0.8	(1.2)	(7.4)
Tax benefit of the harmonization of Ontario corporate income taxes with Canadian federal income taxes	(0.9)	-	(11.1)	-
Other	13.1	20.1	12.7	14.4
Income tax expense	$67.9	$57.2	$136.5	$302.4

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Third Quarter Report – 2009
(in United States dollars, tabular amounts in millions, except where noted)

9.	SHAREHOLDERS’ EQUITY

At September 30, 2009, the Company had unlimited authorized common shares and 732.7 million common shares issued and outstanding. Refer to the Consolidated Statements of Shareholders’ Equity for movement in capital stock.

(a)	Share purchase warrants

At September 30, 2009, the Company had a total of 9.2 million warrants outstanding (December 31, 2008 – 9.2 million). Of the 9.2 million warrants outstanding, 8.4 million, which were issued in 2006, entitle the holders to purchase at any time one common share of Goldcorp at an exercise price of C$45.75 per share and expire on June 9, 2011. These warrants are trading on the Toronto Stock Exchange and New York Stock Exchange. The remaining 0.8 million warrants outstanding which were issued pursuant to the acquisition of Gold Eagle in 2008, entitle the holders to purchase at any time one common share of Goldcorp at an exercise price of C$34.76 per share and expire on June 26, 2011.

(b)	Stock options and Restricted share units

The Company has a 2005 Stock Option Plan which allows for up to 32.5 million stock options, with a maximum exercise period of five years, to be granted to employees and officers. Of the 15.1 million stock options outstanding at September 30, 2009, 13.5 million relate to options granted under the 2005 Stock Option Plan.

There were no stock options or restricted share units (“RSU’s”) granted during the three months ended September 30, 2009.

The Company granted 5.0 million stock options during the nine months ended September 30, 2009 which vest over 3 years, are exercisable at C$35.62 to C$39.36 per option, expire in 2014 and have a total fair value of $50.4 million at the date of grant. The Company issued 369,000 RSU’s during the nine months ended September 30, 2009 with a total fair value of $8.6 million at the date of issuance, a portion of which vested immediately and the remaining portion vests over 3 years.

Total stock options and RSU’s vested during the three and nine months ended September 30, 2009 and credited to shareholders’ equity were $13.1 million and $37.3 million, respectively (three and nine months ended September 30, 2008 - $11.0 million and $30.7 million, respectively). Of these amounts, $0.4 million and $2.7 million, respectively, (three and nine months ended September 30, 2008 - $nil) relates to the development of Peñasquito and is capitalized and included in the carrying amount of the mining property (note 4(b)). The remaining $12.7 million and $34.6 million, respectively, (three and nine months ended September 30, 2008 – $11.0 million and $30.7 million, respectively) is recorded as stock based compensation expense and included in corporate administration.

A summary of changes in outstanding stock options is as follows:

	Options Outstanding (000’s)	Weighted Average Exercise Price (C$/option)
At January 1, 2008	14,025	$22.12
Granted	4,520	39.77
Issued in connection with the acquisition of Gold Eagle	569	27.65
Exercised	(5,392)	20.25
Cancelled	(451)	31.78
At December 31, 2008	13,271	$28.85
Granted	5,003	35.73
Exercised	(2,803)	24.25
Cancelled	(360)	36.83
At September 30, 2009	15,111	$31.79

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Third Quarter Report – 2009
(in United States dollars, tabular amounts in millions, except where noted)

The following table summarizes information about the options outstanding at September 30, 2009:

	Options Outstanding			Options Exercisable
Exercise Prices (C$)	Options Outstanding (000’s)	Weighted Average Exercise Price (C$/option)	Weighted Average Remaining Contractual Life (years)	Options Outstanding and Exercisable (000’s)	Weighted Average Exercise Price (C$/option)	Weighted Average Remaining Contractual Life (years)
$3.25	8	$3.25	0.4	8	$3.25	0.4
$8.06 – $10.45	203	10.45	0.7	203	10.45	0.7
$12.52 – $15.00	364	12.68	1.2	364	12.68	1.2
$16.87 – $19.23	2,088	18.73	5.2	2,088	18.73	5.2
$23.39 – $27.14	2,040	25.65	6.3	2,040	25.65	6.3
$28.84 – $32.57	1,111	30.95	6.6	1,111	30.95	6.6
$33.60 – $37.82	5,200	35.55	4.7	295	33.72	6.7
$39.36 – $39.77	4,097	39.76	3.7	1,310	7.60	1.5
	15,111	$31.79	4.7	7,419	$20.56	4.8

At September 30, 2009, the Company had 0.4 million RSU’s outstanding (December 31, 2008 – 0.4 million).

(c)	Employee share purchase plan

The Company’s Employee Share Purchase Plan allows Goldcorp employees to purchase the Company’s shares through payroll deductions. Employees may contribute up to 6% of their eligible earnings and the Company matches 50% of these contributions. Compensation expense, representing the Company’s contributions measured based on the market price of the underlying shares at the date of contribution, was $0.7 million and $2.0 million for the three and nine months ended September 30, 2009, respectively (three and nine months ended September 30, 2008 - $0.7 million and $1.9 million, respectively).

(d)	Diluted net earnings per share

Diluted net earnings per share is calculated based on the following weighted-average number of shares outstanding:
	Three Months Ended September 30		Nine Months Ended September 30
(in thousands)	2009	2008	2009	2008
Basic weighted-average number of shares outstanding	731,815	713,718	730,709	710,936
Effect of dilutive securities:
Stock options	3,422	3,771	2,827	4,023
RSU’s	446	54	446	86
Share purchase warrants	125	370	84	370
Diluted weighted-average number of shares outstanding	735,808	717,913	734,066	715,415

The following lists the securities excluded from the computation of diluted net earnings per share for the three and nine months ended September 30, 2009 because the underlying exercise prices exceeded the average market value of the common shares of C$41.10 and C$38.78, respectively (three and nine months ended September 30, 2008 - C$37.25 and C$38.90, respectively):

	Three Months Ended September 30		Nine Months Ended September 30
(in thousands)	2009	2008	2009	2008
Stock options	-	4,408	4,094	4,408
Share purchase warrants	8,439	8,439	8,439	8,439

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The effect of outstanding convertible senior notes (note 5(b)) was anti-dilutive for the three and nine months ended September 30, 2009 and therefore excluded from the computation of diluted net earnings per share. In the event that the notes were dilutive, the computation of diluted net earnings per share for the three and nine months ended September 30 would have included the following:
	Three Months Ended September 30		Nine Months Ended September 30
	2009	2008	2009	2008
Effect of convertible senior notes on diluted net earnings :
Interest expensed during the period, net of tax	9.8	-	12.6	-
Effect of convertible senior notes on diluted weighted average number of shares outstanding (in thousands)	17,975	-	7,769	-

10.	ACCUMULATED OTHER COMPREHENSIVE INCOME

	September 30 2009	December 31 2008
Accumulated other comprehensive income
Unrealized foreign exchange translation adjustment	$101.9	$101.9
Mark-to-market gains (losses) on available-for-sale marketable securities and investments, net of tax of $14.2 million (December 31, 2008 - $0.7 million) (note 6(a))	123.1	(5.0)
	$225.0	$96.9

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11.	SUPPLEMENTAL CASH FLOW INFORMATION

	Three Months Ended September 30		Nine Months Ended September 30
	2009	2008	2009	2008
Change in non-cash operating working capital
Accounts receivable	$3.1	$50.9	$(30.3)	$37.9
Income and mining taxes receivable	(10.4)	0.7	(40.3)	(2.6)
Inventories and stockpiled ore	(8.3)	(8.0)	(52.8)	(53.2)
Accounts payable and accrued liabilities	7.3	(7.4)	53.6	23.7
Income and mining taxes payable	15.3	(53.3)	90.0	(35.2)
Other	13.8	(3.1)	10.9	(55.2)
	$20.8	$(20.2)	$31.1	$(84.6)

Non-cash investing activities
Shares, options and warrants issued on acquisition of Gold Eagle	$-	$550.6	$-	$550.6
Addition to mining interests under capital lease	$-	$-	$8.5	$-

Operating activities included the following cash payments
Interest paid	$1.4	$0.6	$2.5	$7.8
Income and mining taxes paid	$20.0	$39.2	$66.4	$129.1

Cash and cash equivalents are comprised of:

	September 30 2009	September 30 2008
Cash	$355.8	$48.0
Short-term money market investments	429.5	405.9
	$785.3	$453.9

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12.	SEGMENTED INFORMATION

The Company's reportable operating segments are summarized in the table below.
	Revenues	Depreciation and depletion	Earnings (loss) from operations	Expenditures on mining interests (including deposits)
	Three Months Ended September 30, 2009
Red Lake	$174.1	$28.1	$96.5	$28.9
Porcupine	87.1	19.0	28.1	10.1
Musselwhite	46.4	8.0	1.0	23.1
Éléonore	-	-	-	24.7
Terrane	-	-	(1.0)	0.9
Wharf	17.9	1.8	3.3	0.3
Marigold	28.0	4.3	7.4	9.3
San Dimas	30.6	0.1	13.6	5.3
Los Filos	59.5	9.9	22.0	12.8
El Sauzal	44.6	20.3	13.4	1.0
Peñasquito	-	-	-	116.6
Mexican exploration projects	-	-	-	-
Alumbrera	119.6	15.9	37.5	1.9
Marlin	83.9	20.8	33.2	8.0
Cerro Blanco	-	-	-	2.7
Pueblo Viejo	-	-	-	85.4
El Limón	-	-	-	-
Other (1)	0.2	2.5	(37.1)	0.9
Total	$691.9	$130.7	$217.9	$331.9

	Revenues	Depreciation and depletion	Earnings (loss) from operations	Expenditures on mining interests (including deposits)	Total assets
	Nine Months Ended September 30, 2009				At September 30, 2009
Red Lake	$443.3	$72.2	$229.5	$75.0	$3,210.7
Porcupine	231.1	50.7	68.7	23.4	462.4
Musselwhite	164.1	22.1	34.9	55.0	389.8
Éléonore	-	-	-	47.0	884.4
Terrane	-	-	(3.1)	7.3	199.1
Wharf	50.1	5.3	9.1	1.1	71.6
Marigold	64.0	10.3	8.5	26.5	264.5
San Dimas	90.7	2.8	44.2	14.2	144.7
Los Filos	170.2	32.2	47.3	53.0	913.2
El Sauzal	160.7	73.1	57.1	5.3	260.9
Peñasquito	-	-	-	434.6	10,391.5
Mexican exploration projects	-	-	-	-	167.3
Alumbrera	343.0	52.5	100.5	9.2	768.6
Marlin	225.4	56.9	85.6	28.8	871.0
Cerro Blanco	-	-	-	8.3	58.5
Pueblo Viejo	-	-	-	244.8	501.6
El Limón	-	-	-	-	90.0
Other (1)	2.7	6.7	(107.3)	4.2	974.5
Total	$1,945.3	$384.8	$575.0	$1,037.7	$20,624.3

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(in United States dollars, tabular amounts in millions, except where noted)

	Revenues	Depreciation and depletion	Earnings (loss) from operations	Expenditures on mining interests (including deposits)
	Three Months Ended September 30, 2008
Red Lake	$139.3	$26.5	$60.4	$22.9
Porcupine	59.8	15.6	1.3	13.0
Musselwhite	45.0	6.6	5.3	6.7
Éléonore	-	-	(0.8)	27.1
Terrane	-	-	(1.5)	9.6
Wharf	13.8	0.8	5.6	6.8
Marigold	19.2	2.5	-	1.4
San Dimas	18.9	1.6	4.8	7.9
Los Filos	42.1	10.0	12.7	12.9
El Sauzal	63.7	28.3	24.1	2.2
Peñasquito	-	-	-	168.6
Mexican exploration projects				0.4
Alumbrera	95.3	16.5	12.5	4.8
Marlin	51.7	13.5	13.4	9.8
Cerro Blanco				2.0
Pueblo Viejo	-	-	-	46.8
El Limón				-
Other (1)	3.4	0.9	(38.4)	(4.0)
Total	$552.2	$122.8	$99.4	$338.9

	Revenues	Depreciation and depletion	Earnings (loss) from operations	Expenditures on mining interests (including deposits)	Total assets
	Nine months ended September 30, 2008				At September 30, 2008
Red Lake	$385.8	$66.6	$160.2	$75.7	$3,203.0
Porcupine	188.6	45.8	8.0	35.7	549.0
Musselwhite	129.3	18.6	10.0	25.9	353.0
Éléonore gold project	-	-	(1.1)	69.5	796.8
Terrane	-	-	(4.4)	16.5	196.4
Wharf	41.1	2.6	14.9	9.8	53.0
Marigold	62.2	7.5	7.2	4.7	240.8
San Dimas	67.8	4.9	16.9	25.2	46.5
Los Filos	142.2	31.0	49.0	35.2	846.4
El Sauzal	179.4	74.2	73.7	7.9	415.1
Peñasquito	-	-	-	527.9	9,716.2
Mexican exploration projects	-	-	-	0.5	167.3
Alumbrera	385.4	49.1	133.3	13.5	787.2
Marlin	195.0	44.3	80.8	21.5	879.2
Cerro Blanco	-	-	-	5.6	44.4
Pueblo Viejo	-	-	-	83.2	216.9
El Limón	-	-	-	-	89.8
Silver Wheaton (2)	27.6	2.0	17.4	-	-
Other (1)	6.2	7.3	(110.9)	2.9	416.0
Total	$1,810.6	$353.9	$455.0	$961.2	$19,017.0

(1)	Includes cost of silver sales in San Dimas, corporate activities and the results of San Martin, which commenced reclamation activities in October 2007.

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(2)	The Company disposed of its remaining 48% interest in Silver Wheaton on February 14, 2008.

(3)	Intersegment sales and transfers are eliminated in the above financial information reported to the Company’s chief operating decision maker.

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HEAD OFFICE
Park Place
Suite 3400 – 666 Burrard Street
Vancouver, BC V6C 2X8
Canada
Telephone:    (604) 696-3000
Fax:                 (604) 696-3001
Website:        goldcorp.com

TORONTO OFFICE
Suite 3201 – 130 Adelaide Street West
Toronto, ON M5H 3P5
Canada
Telephone:    (416) 865-0326
Fax:                 (416) 359-9787

RENO OFFICE
Suite 310 – 5190 Neil Road
Reno, NV 89502
United States
Telephone:    (775) 827-4600
Fax:                 (775) 827-5044

MEXICO OFFICE
Arquimedes #130 – 8th Floor, Polanco
11560 Mexico, DF Mexico
Telephone:    52 (55) 9138-4000
Fax:                 52 (55) 5280-7636

STOCK EXCHANGE LISTING
Toronto Stock Exchange:      G
New York Stock Exchange:    GG

TRANSFER AGENT
CIBC Mellon Trust Company
Suite 1600
1066 West Hastings Street
Vancouver, BC V6E 3X1
Canada
Toll free in Canada and the US:
(800) 387-0825
Outside of Canada and the US:
(416) 643-5500
Email:                      inquiries@cibcmellon.com

INVESTOR RELATIONS
Jeff Wilhoit
Vice President, Investor Relations
Toll free:           (800) 567-6223
Email:                 info@goldcorp.com

AUDITORS
Deloitte & Touche LLP
Vancouver, BC

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Third Quarter Report – 2009
(in United States dollars, tabular amounts in millions, except where noted)